Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VIRTU FINANCIAL, INC.,

ORCHESTRA MERGER SUB, INC.

and

KCG HOLDINGS, INC.

Dated as of April 20, 2017

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 20, 2017 (this “Agreement”), is by and among Virtu Financial, Inc., a Delaware corporation (“Parent”), Orchestra Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Acquirer Parties”), and KCG Holdings, Inc., a Delaware corporation (the “Company” and together with Parent and Merger Sub, the “Parties” and each, a “Party”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Company Board”), the Board of Directors of Parent and the Board of Directors of Merger Sub have each unanimously, (i) approved this Agreement and the Merger (as defined herein), on the terms and subject to the conditions of this Agreement, and (ii) determined that the Merger, on the terms and subject to the conditions of this Agreement is advisable and in the best interests of the Company and the Acquirer Parties, respectively, and their respective equityholders;

WHEREAS, the Company Board has unanimously resolved to, subject to the terms of this Agreement, recommend that the holders of shares of Company Class A Common Stock (as defined herein) adopt this Agreement in accordance with Section 251 of the DGCL;

WHEREAS, Orchestra Borrower, LLC, as a wholly-owned subsidiary of Parent and the sole stockholder of Merger Sub, as of the date hereof, has delivered a written consent approving this Agreement and the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Acquirer Parties to enter into this Agreement, Jefferies LLC is entering into a Voting Agreement with the Acquirer Parties pursuant to which, among other things, it has agreed to (i) vote its shares of Company Class A Common Stock in favor of adoption of this Agreement and the approval of the Merger and (ii) take other actions in furtherance of the transactions contemplated by this Agreement (as the same may be amended from time to time pursuant to its terms, the “Voting Agreement”) on the terms and conditions set forth therein; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, in each case as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. As used in this Agreement the following terms have the meanings indicated:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person contemplating making a Company Takeover Proposal that contains (i) terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) a customary standstill provision.

“Acquirer Disclosure Letter” means the disclosure letter of the Acquirer Parties, dated as of the date of this Agreement, and delivered by Parent to the Company concurrently with the execution of this Agreement.

“Acquirer SEC Documents” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed or furnished with the SEC as required by the SEC to be filed by the Acquirer Parties since January 1, 2015, together with any documents filed during such period by the Acquirer Parties to the SEC on a voluntary basis on Current Reports on Form 8-K.

“Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person. For the avoidance of doubt, neither Jefferies LLC nor any of its Affiliates shall be considered an Affiliate of the Company.

“Agreement” means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Anti-Bribery Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977; (ii) the UK Bribery Act of 2010; and (iii) all other applicable anti-bribery and anti-corruption Laws, in each case, as amended.

“Antitrust Laws” means the HSR Act and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Law” means any Law applicable to any of the Parties or any of their respective Affiliates, directors, officers, employees, properties or assets.

“Asset” means any asset, property, right, Contract and claim, whether real, personal or mixed, tangible or intangible, of any kind, nature and description, whether accrued, contingent or otherwise, and wheresoever situated and whether or not carried or reflected, or required to be carried or reflected, on the books of any Person.

“Board of Directors” means the Board of Directors of Parent, Merger Sub, the Company or the Surviving Corporation, as the case may be.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by Law or executive order to close.

“Capitalization Date” means 5:00 p.m., Eastern time, on April 17, 2017.

“Claim” means any legal, administrative or arbitral claim, suit, litigation, dispute, complaint or proceeding or any governmental or regulatory investigation.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Business” means the business of the Company and its Subsidiaries, as conducted as of the date hereof.

“Company Capital Stock” means, collectively, Company Common Stock and Company Preferred Stock.

“Company Class A Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Company.

“Company Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of the Company.

“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company Class B Common Stock.

“Company Credit Agreement” means the Credit Agreement, dated June 5, 2015, among KCG Americas LLC (f/k/a Knight Capital Americas LLC) as borrower, the Company, as guarantor, Bank of America, N.A., as syndication agent, BMO Harris Bank N.A., as administrative agent, and the financial institutions from time to time party thereto, as lenders.

“Company Disclosure Letter” means the disclosure letter of the Company, dated as of the date of this Agreement, and delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (1) has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Company Material Adverse Effect for purposes of this clause (1): (a) changes in global, national or regional economic or political (including results of elections) conditions (including any outbreak or escalation of hostilities or war or any act of terrorism) or changes in the securities, credit or financial markets; (b) changes after the date hereof adversely and generally affecting the industry in which the Company and its Subsidiaries operates; (c) any failure, in and of itself, by the Company and its Subsidiaries to meet any internal or external projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, except to the extent otherwise excluded hereunder); (d) changes after the date hereof in Laws, statutes, rules or regulations of governmental entities, or interpretations thereof by Governmental Authorities, applicable to the Company and its Subsidiaries or any of their respective properties or Assets, or in GAAP or applicable accounting regulations or principles (including applicable regulatory accounting requirements); (e) the public announcement of the transactions contemplated by this Agreement; (f) any action or omission taken pursuant to the express terms of this Agreement, with the express prior written consent of Parent or Merger Sub or any action taken by Parent or Merger Sub after disclosure to Parent and Merger Sub by the Company of all material and relevant facts and information to the Knowledge of the Company; (g) any hurricane, tornado, flood, earthquake or other natural disaster; or (h) any pending, initiated or threatened stockholder litigation against the Company or any of its directors or officers relating to this Agreement; provided, further, that the foregoing clauses (a), (b) or (d) will be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred if and to the extent such change has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other for-profit participants in the industry in which the Company and its Subsidiaries conduct their businesses, or (2) materially impairs or delays, or would reasonably be expected to materially impair or materially delay the Company’s ability to consummate the Merger.

“Company Notes” means the 6.875% Senior Secured Notes due 2020, governed by the Indenture.

“Company Preferred Stock” means the Company preferred stock, par value $0.01 per share.

“Company Stock Plan” means the Company Amended and Restated Equity Incentive Plan.

“Compliant” means, with respect to any Required Information, that (i) such Required Information (other than projections, other forward-looking information and information of a general economic nature, which shall be prepared in good faith based upon assumptions that the Company believes to be reasonable at the time made and are, and continue to be, reasonable at the Closing) does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading under the circumstances, (ii) such Required Information is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Item 402 and Item 601 of Regulation S-K, information required by Rule 3-09, Rule 3-10 and Rule 3-16 of Regulation S-X, XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A and 34-54302A) to the extent applicable pursuant to the definition of Required Information, (iii) the Company’s auditors have not withdrawn or qualified any audit opinion with respect to any financial statements contained in the Required Information, (iv) any interim quarterly financial statements included in such Required Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722, (v) the Company’s auditors have confirmed they are prepared to issue customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Offering Documents, upon pricing throughout the Marketing Period and (vi) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 and Item 402(b) of Regulation S-K) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC throughout and on each day during the Marketing Period.

“Contract” means any agreement, contract, obligation, promise or undertaking, whether written or oral.

“Contractual Obligation” means, as to any Person, any provision of any security issued by or to such Person or of any agreement, undertaking, Contract, indenture, mortgage, real property lease, real property sublease, real property license, deed of trust or other instrument to which such Person is a Party or by which it or any of its property is bound.

“Copyrights” means any foreign or U.S. copyright registrations and applications for registration thereof, and any non-registered copyrights.

“Debt Financing Sources” shall mean the agents, arrangers, lenders and other entities who are not Affiliates of Parent that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, partners, controlling persons, advisors, attorneys, agents and representatives and their respective successors and assigns.

“DGCL” means the Delaware General Corporation Law.

“Deferred Cash Plan (2016)” means collectively, the deferred cash awards granted to Company Employees on January 24, 2017 as a component of annual compensation for the 2016 fiscal year.

“ERISA Affiliate” means any entity that, together with the Company or any of its Subsidiaries, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Sources” means the Debt Financing Sources and the Equity Financing Sources.

“FINRA” means the Financial Industry Regulatory Authority.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including FINRA, the SEC, the Financial Conduct Authority and the U.S. Commodity Futures Trading Commission, all applicable stock exchanges and any other SROs having jurisdiction over the Company or Parent, any of their Subsidiaries and any Person controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Government Official” means an employee, officer, or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Authority, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, as to any Person, (a) all obligations of such Person for borrowed money (including, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances or similar credit transactions, whether or not matured), (b) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable, accrued commercial or trade liabilities arising in the ordinary course of business (including repurchase agreements, fails to receive and pending trades, open derivative contracts and other payables to clearing organizations, brokers, dealers and customers), accrued compensation and other accrued liabilities (including taxes, legal reserves, asset retirement obligations and property provisions), (c) all capitalized lease obligations of such Person, (d) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (e) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (f) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others or (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (h) all outstanding reimbursement obligations of such Person or any Subsidiary thereof in respect of any amounts actually drawn under any letter of credit and bankers’ acceptance or similar credit transaction; provided, that Indebtedness shall not include Trading Indebtedness.

“Indenture” means the Indenture, dated as of March 13, 2015, between the Company and The Bank of New York Mellon, as trustee and collateral agent, as amended, modified or supplemented in accordance with its terms.

“Information” means all information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys, memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, legal, employee or business information or data.

“Intellectual Property” means any of the following, and all rights therein, as they exist anywhere in the world, whether registered or unregistered: Copyrights, Patents, Trademarks, Trade Secrets, Internet Assets, Software and other similar proprietary rights.

“Internet Assets” means any Internet domain names, social media accounts and other computer user identifiers and any rights in and to sites on the worldwide web, including rights in and to any text, graphics, audio and video files and html or other code incorporated in such sites.

“IT Assets” means computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment owned or used by the Company or its Subsidiaries.

“Knowledge of the Company” means the actual knowledge of the individuals named in Schedule 1.1(a) to the Company Disclosure Letter following reasonable inquiry.

“Knowledge of Parent” means the actual knowledge of Douglas Cifu, Joseph Molluso, and Justin Waldie following reasonable inquiry.

“Law” means any federal, state, local, municipal or foreign (including supranational) law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Liabilities” means any and all losses, obligations, claims, charges, debts, demands, actions, causes of action, suits, damages, fines, penalties, offsets and other liabilities, including all Contractual Obligations, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising.

“Lien” means, whether arising under any Contract or otherwise, any claims, security interests, liens, encumbrances, easements, covenants, encroachments or other survey defects, pledges, mortgages, title retention agreements, hypothecations, rights of others, voting trust agreements, leases, options, rights of first offer, proxies, title defects, and charges or other similar restrictions or limitations of any kind or nature whatsoever.

“Marketing Period” means the first period of seventeen (17) consecutive Business Days after the date of this Agreement throughout and at the end of which Parent and its Debt Financing Sources shall have obtained the Required Information from the Company and such Required Information is Compliant (collectively, the “Information Condition”); provided, that, if the Company shall in good faith reasonably believe it has provided the Required Information that is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have provided the Required Information on the date specified in such notice and the Marketing Period shall be deemed to have commenced on the date specified in such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of such Required Information or that such Required Information is not Compliant and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or the reasons why such Required Information is not Compliant), in which case the Marketing Period shall be deemed to have not commenced until the Required Information that is Compliant is delivered to Parent; provided, further, that, notwithstanding anything to the contrary herein, (x) the Marketing Period shall not be deemed to include July 3, 2017 or November 24, 2017, (y) if the Marketing Period were to commence but would not be completed in accordance with its terms on or prior to August 18, 2017, then the Marketing Period shall not commence prior to September 5, 2017 and (z) if the Marketing Period were to commence but would not be completed in accordance with its terms on or prior to December 15, 2017, then the Marketing Period shall not commence prior to January 2, 2018; provided, further, that (A) the Marketing Period shall in no event commence prior to 45 days after the date of this Agreement, (B) the “Marketing Period” shall not commence or be deemed to have commenced if, prior to the completion of such seventeen (17) consecutive Business Day period, (i) the Company’s independent accountants shall have withdrawn or qualified their audit opinions with respect to any year-end audited financial statements set forth in the Required Information (in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the such financial statements for the applicable periods by the applicable independent public accounting firm or another independent public accounting firm reasonably acceptable to Parent), (ii) the financial statements or any other information included in the Required Information fail at any time during the Marketing Period to be Compliant and in accordance with the requirements of the definition of Required Information (in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be Compliant and in accordance with the requirements of the Required Information) or (iii) the Company or any of its Subsidiaries shall have publicly announced any intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or that any such restatement is under consideration or may be a possibility (in which case the Marketing Period shall be deemed not to commence, at the earliest, unless and until such restatement has been completed and the Required Information has been amended and updated or the Company has determined that no restatement shall be required), and (C) if such Required Information relates to the quarterly financial information of the Company with respect to any fiscal quarter and is provided to Parent prior to forty-five (45) days following the end of such fiscal quarter (or ninety (90) days following the end of the fourth fiscal quarter of any fiscal year), then for the purposes of the Information Condition, such Required Information shall be deemed to have been delivered on the forty-fifth (45th) day following such fiscal quarter (or ninetieth (90th) day following the end of the fourth fiscal quarter of any fiscal year).

“Merger Sub Common Stock” means the common stock, par value $0.01 per share, of Merger Sub.

“NYSE” means the New York Stock Exchange.

“Parent Equity Securities” means the capital stock of Parent.

“Patents” means any foreign or U.S. patents and patent applications and other patent rights, including any divisions, continuations, continuations-in-part, substitutions or reissues thereof, whether or not patents are issued on such applications and whether or not such applications are modified, withdrawn or resubmitted.

“Permitted Lien” means, with respect to such Person, any (i) Lien for Taxes not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) encumbrance or imperfection of title, if any, that is not, individually or in the aggregate, material in amount or does not, individually or in the aggregate, materially detract from the value, marketability or utility of the properties to which it relates and does not materially interfere with the present or proposed use of such properties or otherwise materially impair the operation or occupancy of such properties, (iii) Lien imposed or promulgated by Laws with respect to real property and improvements, including zoning, planning, entitlement and other land use and environmental regulations promulgated by Governmental Authorities, (iv) mechanics’, carriers’, workmen’s, repairmen’s and similar statutory or common law Liens incurred in the ordinary course of business for amounts not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (v) title of a lessor under a capital or operating lease, (vi) pledges or deposits by such Person or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws, social security Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (vii) non-exclusive licenses of Intellectual Property or licenses to Software granted to third parties in the ordinary course of business by such Person or any of its Subsidiaries, (viii) Liens discharged at or prior to the Effective Time other than, with respect to this clause (viii), Liens arising under the Company Credit Agreement or the Indenture and (ix) other Liens that do not materially detract from the value of the asset to which they attach and do not impair materially the use of the assets to which they relate in the conduct of the business of the Company and its Subsidiaries, as presently conducted.

“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Plan” means any pension, profit-sharing, savings, retirement, employment, collective bargaining, consulting, severance, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation or sick pay policy, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise).

“Required Governmental Approvals” means all consents or approvals required from any Governmental Authority, stock exchange or SRO listed on Schedule 1.1(b) of the Company Disclosure Letter.

“Required Information” means (a) audited consolidated statements of operations, changes in equity and cash flows and audited consolidated statements of financial condition, in each case, for the Company and accompanied by an opinion issued by an independent registered public accounting firm, that are required by the Debt Commitment Letters and that are Compliant, (b) other information regarding the Company and its Subsidiaries of the type and form customarily included in private placements of debt securities under Rule 144A of the Securities Act to consummate the offering(s) of debt securities contemplated by the Debt Financing (it being understood such information may exclude information required by Item 402 and Item 601 of Regulation S-K, Rule 3-09, Rule 3-10 and Rule 3-16 of Regulation S-X, XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A and 34-54302A and other information not customarily provided in an offering memorandum for a Rule 144A offering), (c) other financial information regarding the Company and its Subsidiaries reasonably necessary to assist Parent in preparing pro forma financial statements (to the extent such information is reasonably available without undue effort or expense), it being understood that the Company need only assist in the preparation thereof, but shall not be required to prepare independently any separate pro forma financial statements and (d) other information regarding the Company and its Subsidiaries as required by the Debt Commitment Letters, including what is customarily included in a confidential information memorandum for the arrangement and marketing of loans contemplated by the Debt Financing or (e) other information as otherwise reasonably necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” and change period comfort) from the Company’s independent accountants which “comfort” letters such accountants shall have confirmed they are prepared to issue) in connection with the offering(s) of debt securities and the syndication of the credit facility contemplated by the Debt Financing.

“Requirements of Law” means, as to any Person, any Law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise, any other Governmental Authority, stock exchange or SRO, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any computer software programs, source code, object code, algorithms, models, data and documentation, including any computer software programs that incorporate and run Parent’s pricing models, formulae and algorithms.

“SRO” shall mean any domestic or foreign securities, broker-dealer, investment adviser and insurance industry self-regulatory organization.

“Subsidiary” of any Person means, as of the relevant date of determination, any other Person of which 50% or more of the voting power of the outstanding voting equity securities or 50% or more of the outstanding economic equity interest is owned, directly or indirectly, by such first Person, except that for all purposes of this Agreement, NLN Holdings LLC or any of its Subsidiaries shall not be considered Subsidiaries of the Company.

“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, accumulated earnings, personal holding company, net worth, net wealth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, alternative or add-on, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, escheat, customs, import or export, and including all license and registration fees; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) or this clause (b); (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Return” means any and all returns, reports, claims for refund, disclosures, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports), and amendments thereto, filed or required to be filed in respect of Taxes, including any schedule or attachment thereto or amendment thereof.

“Trade Secrets” means any trade secrets, research records, business methods, rights in Information, processes, procedures, manufacturing formulae, technical know-how, technology, blue prints, designs, plans, inventions (whether or not patentable and whether or not reduced to practice), invention disclosures and improvements thereto.

“Trademarks” means any foreign or U.S. trademarks, service marks, trade dress, trade names, brand names, designs and logos, corporate names, product or service identifiers, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto.

“Trading Indebtedness” means, with respect to any Person any margin facility or other margin-related indebtedness of such Person for borrowed money or any other such indebtedness incurred exclusively to finance the securities, derivatives, commodities or futures trading positions and related assets and liabilities of such Person and its Subsidiaries, including collateralized loan, any obligations under any securities lending and/or borrowing facility and any day loans and overnight loans with settlement banks and prime brokers to finance securities, derivatives, commodities or futures trading positions and margin loans, including any unsecured guarantee by such Person or any of its Subsidiaries (excluding a broker dealer Subsidiary guarantee of such indebtedness of a non-broker dealer Subsidiary (other than any of its Subsidiaries that are consolidated with it for regulatory capital purposes)).

“Transaction Documents” means, collectively, this Agreement, the Voting Agreement and the Commitment Letters.

“U.S. GAAP” means U.S. generally accepted accounting principles in effect from time to time.

“Warrant Agreement” means the Warrant Agreement, dated as of July 1, 2013, between KCG Holdings, Inc. and Computershare Shareowner Services LLC, as warrant agent.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant set forth in this Agreement, an intentional action or omission by a party that both (a) causes such party to be in breach of such representation, warranty, agreement or covenant and (b) such party knows at the time of such intentional action or omission is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant; provided that, notwithstanding the foregoing, the failure of a Party to consummate the Merger when the relevant conditions to the Merger set forth in Article VIII of this Agreement have been satisfied and such party is obligated to effectuate the Closing pursuant to Section 2.2 will, in and of itself, constitute a Willful Breach.

Section 1.2    Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
14C Information Statement	7.1(e)
Acquirer Material Adverse Effect	5.1
Acquirer Parties	Preamble
Acquisition Agreement	7.4(a)
Action	10.7(d)
Agreement	Preamble
Certificate of Merger	2.3
Certificates	3.4(a)
Class A Warrants	4.7(a)
Class B Warrants	4.7(a)
Closing	2.2
Closing Date	2.2
Commitment Letters	5.8(a)
Company	Preamble
Company Adverse Recommendation Change	7.4(c)
Company Board	Recitals
Company Board Recommendation	7.1(d)
Company Employees	7.15(a)
Company Equity Awards	3.3(d)
Company Indemnified Parties	7.7(a)
Company Intellectual Property	4.15(a)
Company IP Licenses	4.9(a)(ix)
Company Lease	4.22(b)
Company Leased Facility	4.22(b)
Company Material Contract	4.9(a)
Company Material Contracts	4.9(a)
Company Material Employment Arrangement	4.9(b)
Company Notice of Recommendation Change	7.4(d)
Company Plans	4.13(a)
Company Privacy Policy	4.16
Company SEC Documents	4.8
Company Securities	4.7(b)
Company Software	4.15(d)
Company Stock Option	3.3(a)
Company Stockholder Approval	4.2
Company Stockholder Meeting	7.1(a)
Company Stockholders	7.1(a)
Company Takeover Proposal	7.4(h)
Company Termination Fee	9.3(b)
Company Warrants	4.7(a)
Company Year-End Balance Sheet	1.1(b)
Confidentiality Agreement	7.3(b)
Customer Information	4.16
Debt Commitment Letters	5.8(a)
Debt Financing	5.8(a)
Dissenting Shares	3.7
Effective Time	2.3
Equity Commitment Letters	5.8(b)

Term	Section
Equity Financing	5.8(a)
Equity Financing Sources	5.8(a)
Expenses	10.10
Financing	5.8(a)
FCA	4.3
FLSA	4.12(c)
GPL	4.15(d)
Injunction	8.1(c)
Intervening Event	7.4(d)
Investment Agreements	5.8(a)
Losses	7.7(a)
Maximum Amount	7.7(c)
Merger	2.1
Merger Consideration	3.1(a)(i)
Merger Sub	Preamble
Money Laundering Laws	4.6(h)
Non-Recourse Party	10.11
Non-U.S. Company Plan	4.13(k)
OFAC	4.6(g)
Offering Documents	7.11(d)
Option Consideration	3.3(a)
Order	4.2
Outside Date	9.1(b)(i)
Owned Software	4.15(d)
Parent	Preamble
Parties	Preamble
Party	Preamble
Paying Agent	3.4(a)
Permits	4.6(b)
Proxy Statement	7.1(a)
Recommendation Change Notice Period	7.4(d)
Refinancing	5.8(a)
Representatives	7.4(a)
RSUs	3.3(c)
Sarbanes-Oxley Act	4.8
Superior Company Proposal	7.4(h)
Surviving Charter	2.4
Surviving Corporation	2.1
Surviving Organizational Documents	2.4
Temasek Investment Agreement	5.8(a)
Union	4.12(b)
Uncertificated Shares	3.4(a)
Voting Agreement	Recitals
Warrant Consideration	3.1(a)(ii)

Section 1.3    Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. When used herein:

(a)    the word “or” is not exclusive unless the context clearly requires otherwise;

(b)    the word “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise;

(c)    the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(d)    the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(e)    all section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.

Section 1.4    Absence of Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 1.5    Headings. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections, Articles or Schedules contained herein mean Sections, Articles or Schedules of this Agreement unless otherwise stated.

ARTICLE II

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement at the Effective Time, Merger Sub shall merge with and into the Company (the “Merger”), and the separate existence of Merger Sub shall cease. The Company shall continue as the surviving entity in the Merger (the “Surviving Corporation”) and shall continue its existence under the Laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. The Merger shall have the effects set forth in the DGCL.

Section 2.2    Closing. The closing of the Merger (the “Closing”) shall take place in the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m., New York City time (x) on the later of (i) the fifth (5th) Business Day following the first day on which there is satisfaction or waiver in writing of all of the conditions to the obligations of the parties set forth in Article VIII (other than those conditions that, by their nature, are to be satisfied only at the Closing, but subject to the waiver or fulfillment of those conditions), and (ii) the earlier of (A) a date during the Marketing Period to be specified by Parent on no fewer than one (1) Business Day’s notice to the Company, and (B) the fifth (5th) Business Day following the final day of the Marketing Period (subject, in the case of each of subclauses (A) and (B) of this clause (ii), to the satisfaction or waiver in writing of all of the conditions set forth in Article VIII as of the date determined pursuant to this Section 2.2 (other than those conditions that, by their nature, are to be satisfied only at the Closing, but subject to the waiver or fulfillment of those conditions)), or (y) at such other time and date or at such other place as Parent and the Company may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.3    Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VIII, on the Closing Date, Merger Sub and the Company shall duly execute and file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with, and shall make all other filings or recording and take all such other action required with respect to, the Merger under relevant provisions of the DGCL. The Merger will become effective when the Certificate of Merger is filed in the office of the Secretary of State of the State of Delaware or at such later date or time as Parent and the Company specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.4    Constituent Documents of the Surviving Corporation.

(a)    At the Effective Time and without any further action on the part of the Company and Merger Sub, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that (a) all references to the name, date of incorporation, registered office and registered agent of Merger Sub therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company and (b) any references naming the incorporator(s), original board of directors or original subscribers for shares of Merger Sub may be omitted) and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance its terms and Applicable Law (but subject to Section 7.7).

(b)    As of the Effective Time, the by-laws of the Company shall be amended and restated to be in the form of the by-laws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, will be the by-laws of the Surviving Corporation until thereafter amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and applicable Law (but subject to Section 7.7).

Section 2.5    Directors and Officers.

(a)    The members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be the members of the Board of Directors of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the Surviving Organizational Documents, until their respective successors are duly appointed, or their earlier death, resignation or removal.

(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the Surviving Organizational Documents, until their respective successors are duly appointed, or their earlier death, resignation or removal.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 3.1    Merger Consideration.

(a)    Except (1) as otherwise provided in Section 3.1(c) or (2) for Dissenting Shares (as hereinafter defined), at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Merger Sub Common Stock or of any Company Capital Stock or Company Warrants:

(i)    each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $20.00 in cash, without interest (the “Merger Consideration”); and

(ii)    pursuant to Section 2.6 of the Warrant Agreement and notwithstanding anything contained therein to the contrary, at the Effective Time, with respect to each Company Warrant that is outstanding as of immediately prior to the Effective Time, the right of the holder of such Company Warrant to receive shares of Company Class A Common Stock upon exercise of such Company Warrant shall thereafter convert to the right of the holder of such Company Warrant to exercise such Company Warrant to receive an amount in cash equal to the product of (A) the total number of shares of Company Class A Common Stock subject to such Company Warrant and (B) the excess, if any, of the Merger Consideration over the then-current exercise price per share of Company Class A Common Stock (without giving effect to any of the transactions contemplated hereby) previously subject to such Company Warrant (such amount being hereafter referred to as the “Warrant Consideration”). The Warrant Consideration shall be paid by the Surviving Corporation in accordance with the terms of the Warrant Agreement.

(b)    Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. At the Effective Time, all certificates representing common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c)    At the Effective Time, each share of Company Capital Stock held by the Company as treasury stock (other than shares in a Company Plan) or owned by Parent or Merger Sub (other than shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

Section 3.2    Cancellation of Company Class A Common Stock. At the Effective Time, all of the outstanding Company Class A Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist. Certificates representing such shares of Company Class A Common Stock, if any, prior to the Effective Time shall be deemed for all purposes to represent the Merger Consideration into which such shares of Company Class A Common Stock were converted in the Merger pursuant to Section 3.1. Holders of Company Class A Common Stock as of immediately prior to the Effective Time will, as of the Effective Time, cease to be, and will have no rights as, stockholders of the Company, other than rights to receive the Merger Consideration provided under this Article III.

Section 3.3    Company Equity Awards.

(a)    At the Effective Time, (i) each then-outstanding option to purchase Company Common Stock granted under the Company Stock Plan (each, a “Company Stock Option”) that is then-unvested or unexercisable shall become immediately vested and exercisable in full contingent upon the Closing, and (ii) unless otherwise agreed to in writing by Parent and a holder of Company Stock Options prior to the Effective Time, all Company Stock Options that are outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and, in exchange therefor, each holder of any such cancelled Company Stock Option shall be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of shares of Company Class A Common Stock subject to such Company Stock Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Company Class A Common Stock subject to such Company Stock Option (such amount being hereafter referred to as the “Option Consideration”). From and after the Effective Time, there shall be outstanding no Company Stock Options and the former holders thereof shall be entitled only to the payment of the Option Consideration, if any. Any Company Stock Option with respect to which the exercise price is greater than or equal to the Merger Consideration shall be cancelled for no consideration.

(b)    At the Effective Time, (i) each then-outstanding stock appreciation right with respect to shares of Company Class A Common Stock granted under the Company Stock Plan (each, a “Company SAR”) that is then-unvested or unexercisable shall become immediately vested and exercisable in full contingent upon the Closing, and (ii) unless otherwise agreed to in writing by Parent and a holder of Company SARs prior to the Effective Time, all Company SARs that are outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and, in exchange therefor, each holder of any such cancelled Company

SAR shall be entitled to receive, in consideration of the cancellation of such Company SAR and in settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of shares of Company Class A Common Stock subject to such Company SAR and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Company Class A Common Stock subject to such Company SAR (such amount being hereafter referred to as the “SAR Consideration”). From and after the Effective Time, there shall be outstanding no Company SARs and the former holders thereof shall be entitled only to the payment of the SAR Consideration, if any. Any Company SAR with respect to which the exercise price is greater than or equal to the Merger Consideration shall be cancelled for no consideration.

(c)    At the Effective Time (i) each then-outstanding restricted stock unit with respect to shares of Company Class A Common Stock outstanding under the Company Stock Plan (“RSUs”) shall become immediately vested in full contingent upon the Closing, and (ii) unless otherwise agreed to in writing by the Parent and the holder of such vested RSU prior to the Effective Time each outstanding vested RSU (including those RSUs that vest by reason of the consummation of the transaction) shall be cancelled and, in exchange therefor, each holder of any such cancelled Company RSU shall be entitled to receive in consideration of the cancellation of such Company RSU and in settlement therefore, a payment in cash of amount equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Class A Common Stock underlying the cancelled vested RSU.

(d)    The payments described in Sections 3.3(a), (b) and (c) hereof, shall be paid by the Surviving Corporation as soon as practicable following the Closing Date, and in any event within three (3) Business Days (at Parent’s option, through the Company’s payroll system or through the Paying Agent (defined below)). Parent and Merger Sub shall ensure that the Surviving Corporation has an amount in cash sufficient to pay all amounts required by the foregoing sentence. The Company Board (or appropriate committee thereof) shall pass resolutions and take all other such action as may be reasonably necessary to effectuate the treatment of Company Stock Options, Company SARs and RSUs (collectively, the “Company Equity Awards”) as contemplated by this Section 3.3 to the effect that (i) all awards issued under the Company Stock Plan shall be settled as of the Effective Time as contemplated by this Agreement, (ii) the Company Stock Plan shall be terminated as of the Effective Time and (iii) neither any holder of Company Equity Awards, nor any other participant in the Company Stock Plan shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation, Parent, or to receive any payment or benefit with respect to any award previously granted under the Company Stock Plan, except as provided in this Section 3.3.

Section 3.4    Surrender and Payment.

(a)    At or promptly after (but in no event later than 2 Business Days following) the Effective Time, the Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent (subject to the consent, not to be unreasonably withheld, of the Company) (the “Paying Agent”), for the benefit of the holders of (i) certificates that immediately prior to the Effective Time evidenced shares of Company Class A Common Stock (the “Certificates”) and (ii) uncertificated shares of Company Class A Common Stock (the “Uncertificated Shares”), for exchange in accordance with this Article III, cash in an amount equal to the aggregate amounts payable under Section 3.1(a)(i); provided that such amount shall be increased by any amount that shall become payable by the Paying Agent to the holders of Company Equity Awards pursuant to Parent’s election under the first sentence of Section 3.3(d). As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, Paying Agent shall mail to each holder of shares of Company Class A Common Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange. Upon proper surrender of a Certificate for exchange and cancellation or transfer of Uncertificated Shares to the Paying Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Uncertificated Shares shall be entitled to receive in exchange therefor the Merger Consideration in respect of the shares of Company Class A Common Stock formerly represented by any such Certificate and such Certificate so surrendered and the shares of Company Class A Common Stock formerly represented by any such Uncertificated Shares shall forthwith be cancelled.

(b)    Each holder of shares of Company Class A Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Class A Common Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.

(d)    At and after the Effective Time, there shall be no further transfers on the stock transfer books of Company Capital Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with, the procedures set forth in this Article III.

(e)    Any portion of the Merger Consideration made available to the Paying Agent pursuant to (a) that remains unclaimed by the holders of shares of Company Class A Common Stock nine (9) months after the Effective Time shall be paid, at the request of Parent, to or as directed by Parent, and any such holder who has not exchanged shares of Company Class A

Common Stock for the Merger Consideration in accordance with this Section 3.4 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of the Acquirer Parties, the Company, the Paying Agent or any other Person shall be liable to any holder or former holder of shares of Company Class A Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 3.5    Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Class A Common Stock shall occur, including as a result of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding for the avoidance of doubt any change that results from (a) any exercise of options outstanding as of the date hereof to purchase shares of Company Class A Common Stock granted under the Company’s stock option or compensation plans or arrangements, (b) any exercise of Company Warrants or (c) any vesting of Company Equity Awards, the Merger Consideration shall be appropriately adjusted.

Section 3.6    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect thereof pursuant to this Agreement.

Section 3.7    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if required by DGCL (but only to the extent required thereby), shares of Company Class A Common Stock that are issued and outstanding immediately prior to the Effective Time (other than shares of Company Class A Common Stock to be cancelled pursuant to Section 3.1(c)) and that are held by holders of such shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of DGCL (the “Dissenting Shares”) will not be convertible into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of DGCL and as provided in the previous sentence. The Company will give Parent (i) prompt notice of any demands received by the Company for appraisals, withdrawals or attempted withdrawals of such demands and any other instruments served pursuant to Section 262 of DGCL and received by the Company in respect of Dissenting Shares, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle, compromise, offer to settle or compromise, or otherwise negotiate any such demands.

Section 3.8    Withholding. Merger Sub, Parent, the Surviving Corporation or any of their Subsidiaries, and the Paying Agent shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax Laws. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company Disclosure Letter (with specific reference to the Section or subsection of this Agreement to which the information stated in such Company Disclosure Letter relates; provided, that (a) the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect and (b) any item on the Company Disclosure Letter in any one or more sections of the Company Disclosure Letter shall be deemed disclosed with respect to other sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent the relevance of such disclosure is reasonably apparent on its face notwithstanding the absence of a specific cross-reference or (ii) as disclosed in the Company SEC Documents filed or furnished prior to the date hereof (but excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward-looking statements and any other disclosures included in the Company SEC Documents solely to the extent that they are generic, cautionary, predictive or forward-looking in nature, whether or not appearing in such sections, in each case, other than any statements of fact set forth in such sections), the Company hereby represents and warrants to Parent as follows:

Section 4.1    Corporate Existence and Power. Each of the Company and its Subsidiaries (a) is duly organized or formed and validly existing and, except as would not reasonably be expected to have a material impact on the Company or its Subsidiaries or their respective operations, taken as a whole, is in good standing (in jurisdictions where applicable) under the Laws of the jurisdiction of its incorporation or formation, (b) has all requisite power (corporate, company or limited partnership, as the case may be) and authority to own and operate its property, assets or rights, to lease the property, assets or rights it operates as lessee and to conduct the business in which it is currently engaged, except as would not reasonably be expected to have a material impact on the Company or its Subsidiaries or their respective operations, taken as a whole, and (c) is duly qualified to do business and in good standing (in jurisdictions where applicable) under the Laws of each jurisdiction in which its ownership, lease or operation of property, assets or rights or the conduct of its business requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Company Material Adverse Effect. No jurisdiction, other than those in which such Person is duly qualified, has claimed in writing that the Company or any of its Subsidiaries is required to qualify as a foreign corporation or other entity therein, except with respect to jurisdictions where the failure to be so qualified would not reasonably be expected to have a material impact on the Company or its Subsidiaries or their respective operations, taken as a whole.

Section 4.2    Authorization; No Contravention. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger. The execution, delivery and performance by the Company of this Agreement has been duly authorized and approved by the Company, and no corporate, company, limited partnership, stockholder or other action on the part of the Company is necessary other than the receipt of the affirmative vote of a majority of the outstanding votes entitled to be cast by the holders of Company Class A Common Stock, voting together as a single class (the “Company Stockholder Approval”). Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Article V of this Agreement, the execution, delivery and performance by the Company of this Agreement and the Merger, assuming that the consents, approvals and filings referred to in Section 4.3 are duly obtained and/or made, do not (i) violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or the creation of any material Lien under, any material Contractual Obligation of the Company or its Subsidiaries, (ii) violate, conflict with or result in any breach, default or contravention of any organizational document, instrument or certificate of the Company or any of its Subsidiaries, (iii) violate, conflict with or result in any breach, default or contravention of any material Requirement of Law applicable to the Company or its Subsidiaries, or (iv) except for expiration or early termination, as the case may be, of all applicable waiting periods under the HSR Act, violate any orders, injunctions, judgments, decrees, determinations of an arbitrator or regulatory restrictions of any Governmental Authority against, or binding upon, the Company or its Subsidiaries (collectively, “Orders”), except, in the case of clauses (i) above, for any such violation, conflict, breach, default or contravention that, individually or in the aggregate, has not had and is not reasonably likely to be material to the Company and its Subsidiaries taken as a whole.

Section 4.3    Governmental Approvals; Third-Party Consents. Except for (a) such filings and notifications as may be required by the HSR Act and, if necessary, similar competition or Antitrust Laws applicable in the foreign jurisdictions set forth in Schedule 4.3 of the Company Disclosure Letter, (b) any required consent, approval, order or authorization of, or registration, declaration or filing with, the FINRA, the U.K. Financial Conduct Authority (the “FCA”), the NYSE or any SRO, other Governmental Authority or third party set forth on Schedule 4.3 of the Company Disclosure Letter, (c) the filing of the Proxy Statement with the SEC, (d) receipt of the Company Stockholder Approval, (e) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (f) such filings of reports under the Exchange Act and as contemplated by the rules of the NYSE, and (g) any approval, consent, authorization or filing that if not obtained would not be material to the Company and its Subsidiaries, taken as a whole, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any applicable Governmental Authority with jurisdiction or supervision over the Company or any of its Subsidiaries, no consent or approval of any third parties, and no lapse of a waiting period under any Requirement of Law, is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Company of this Agreement (including effectiveness of the Merger).

Section 4.4    Binding Effect. This Agreement has been duly executed and delivered by the Company, and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at Law or in equity).

Section 4.5    Litigation. Except as set forth on Schedule 4.5 of the Company Disclosure Letter, there are no legal, administrative or arbitral claims, suits, litigations, disputes, complaints or proceedings or, to the Knowledge of the Company, governmental or regulatory investigations which, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, pending or, to the Knowledge of the Company, threatened, at Law, in equity, in arbitration or before any Governmental Authority against the Company or any of its Subsidiaries. No material outstanding Order has been issued by any court or other Governmental Authority against the Company or any of its Subsidiaries or to which any of their respective assets or properties is subject or bound. Schedule 4.5 of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Claim and Order that (i) resulted in any criminal sanctions to the Company or any of its Subsidiaries, (ii) within the last three years resulted in an Order requiring payments in excess of $1,000,000, in each case by or against the Company or any of its Subsidiaries or, in their capacity as such, any of their respective officers or directors, or (iii) within the last three years imposed any injunctive relief with respect to, or that has required the Company or any of its Subsidiaries to alter, its business practices.

Section 4.6    Compliance with Laws.

(a)    Except as set forth on Schedule 4.6(a) of the Company Disclosure Letter, each of the Company and its Subsidiaries have been since December 31, 2014 and are in compliance in all material respects with all Requirements of Law and all Orders of any Governmental Authority applicable to the Company or its Subsidiaries except as would not be reasonably expected to be material thereto, taken as a whole.

(b)    The Company and each of its Subsidiaries hold all material authorizations, licenses, permits, certificates, easements, exemptions, orders, consents, registrations, clearances and approvals of any Governmental Authority (collectively, “Permits”) that are necessary for ownership, leasing, and operation of each of their properties and other assets and the conduct of each of their businesses as each such business is being conducted as of the date hereof and all such material Permits are valid and in full force and effect.

(c)    Except as set forth on Schedule 4.6(c) of the Company Disclosure Letter, since December 31, 2014, (i) none of the Company or any of its Subsidiaries has received (and does not otherwise have any Company Knowledge of) any written notice from any

Governmental Authority that (x) alleges any noncompliance (or that the Company or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any Applicable Law, (y) asserts any deficiency in required legal capital or (z) would be reasonably likely to result in a material fine, assessment or cease and desist order, or the suspension, revocation or material limitation or restriction of any Permit, in each of cases (x), (y) and (z), that is material to the Company or its Subsidiaries, taken as a whole, and (ii) none of the Company or any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its non-compliance with, or violation of, any Applicable Law.

(d)    Each Subsidiary of the Company that is a U.S. broker-dealer is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof, except as would not be expected to be material to the Company or its Subsidiaries, taken as a whole.

(e)    Since December 31, 2013, neither the Company nor any of its Subsidiaries nor any of their Affiliates, directors, officers, employees, nor, to the Knowledge of the Company, any of its agents, representatives, nor anyone working on their behalf has offered, given, paid, promised, or authorized the giving of anything of value to any Government Official or any other Person in order to obtain, retain, or direct business or to secure an improper advantage, or otherwise violated the Anti-Bribery Laws. Each of the Company and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to ensure compliance with the Anti-Bribery Laws. The Company and its Subsidiaries maintain accurate books and records as required under applicable Anti-Bribery Laws. Since December 31, 2013, there has not been any internal investigation, internal or external audit, or internal or external report or, to the Knowledge of the Company, any third party investigation (including by any Governmental Authority or any state owned or controlled entity) that involves any allegation or information concerning possible violations of the Anti-Bribery Laws related to the Company or any of its Subsidiaries, or any of their Affiliates, owners, directors, officers, employees, agents or representatives, or anyone working on behalf of the Company or any of its Subsidiaries.

(f)    Neither the Company nor any of its Subsidiaries sells, exports or possesses any equipment, products, software, systems, or technical data that are controlled under the International Traffic in Arms Regulations (22 CFR §§ 120-130). Except for items properly classified under EAR99, neither the Company nor any of its Subsidiaries sells, exports or possesses any equipment, products, software, systems, or technical data that are controlled under the Export Administration Regulations (15 CFR §§ 730-774).

(g)    Neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any employee or agent acting for or on behalf of the Company or any of its Subsidiaries is designated on, or is owned or controlled by any party that is designated on, any list of sanctioned parties maintained by the United States, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Since December 31, 2014, neither the Company nor any of its Subsidiaries has participated in or facilitated any transaction involving such a person or entity, or any country or territory subject to comprehensive sanctions imposed by the United States, European Union or United Kingdom.

(h)    The operations of the Company and of each of its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority relating to money laundering (collectively, the “Money Laundering Laws”) and, to the knowledge of the Company, no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

Section 4.7    Capitalization.

(a)    As of the Capitalization Date, the authorized capital stock of the Company consists solely of (i) 1,020,000,000 shares of Company Common Stock consisting of 1,000,000,000 shares of Company Class A Common Stock, of which 91,831,516 are issued (66,680,421 of which are outstanding, and 25,151,095 of which are held by the Company as treasury stock) and 20,000,000 shares of Company Class B Common Stock, none of which are issued and outstanding, and (ii) 20,000,000 shares of Company Preferred Stock, none of which are issued and outstanding. As of the Capitalization Date, (i) an aggregate of 4,125,094 shares of Company Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding Company Stock Options, (ii) an aggregate of 1,700,000 shares of Company Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding Company SARs, (iii) an aggregate of 3,661,288 were subject to or otherwise deliverable in connection with Company RSUs, (iv) there were issued and outstanding Class A warrants to purchase an aggregate of 1,120,672 shares of Company Common Stock for a purchase price per share of $11.70 (the “Class A Warrants”), Class B warrants to purchase an aggregate of 1,665,494 shares of Company Common Stock for a purchase price per share of $13.16 (the “Class B Warrants”) and Class C warrants to purchase an aggregate of 1,683,066 shares of Company Common Stock for a purchase price per share of $14.63 (together with the Class A Warrants and the Class B Warrants, the “Company Warrants”). Schedule 4.7(a)(i) of the Company Disclosure Letter sets forth, as of the Capitalization Date, (i) the number of shares of Company Common Stock underlying each Company Equity Award, (ii) the date on which the Company Equity Award was granted, (iii) the number of shares of Company Common Stock underlying each Company Equity Award that are vested and unvested as of such date, (iv) the exercise price of each Company Equity Award, if applicable, and (v) the expiration date of each Company Equity Award, if applicable. From the Capitalization Date until the date of this Agreement, no Company Stock Options or awards that may be settled in shares of Company Common Stock have been granted and no shares of Company Common Stock have been issued, except for shares of Company Common Stock issued pursuant to the exercise or vesting of Company Stock Options or Company SARs or the vesting of Company RSUs, in each case in accordance with the terms of the Company Stock Plan or exercise of Company Warrants. All of the issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable.

(b)    Except as set forth in Section 4.7(a), as of the date hereof, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. To the Knowledge of the Company, no shares of Company Capital Stock are held by any Subsidiary of the Company.

(c)    Schedule 4.7(c)(i) of the Company Disclosure Letter sets forth for each of the Company’s Subsidiaries, as the case may be, a list of the jurisdiction of organization of such Subsidiary and the owner of the equity interests of each such subsidiary. All of the outstanding interests in such Subsidiaries are duly authorized, validly issued, fully paid and non-assessable (if applicable), and are owned free and clear of all Liens, except for immaterial Liens, or Liens incurred under the Company Credit Agreement or the Indenture. Except as set forth on Schedule 4.7(c)(ii) of the Company Disclosure Letter, there are no options, warrants, conversion privileges, subscription or purchase rights or other rights presently outstanding issued or granted by the Company or any of its Subsidiaries to purchase or otherwise acquire any authorized but unissued, unauthorized or treasury shares of capital stock or other securities of, or any proprietary interest in, any of the Subsidiaries of the Company, and there is no outstanding security of any kind issued or granted by the Company or any of its Subsidiaries convertible into or exchangeable for such shares or proprietary interest in any such entity.

(d)    Schedule 4.7(d) of the Company Disclosure Letter sets forth a true and complete summary, as of April 20, 2017, of all Indebtedness for borrowed money of the Company and its Subsidiaries in which the Company or any Subsidiaries has an outstanding balances of $5,000,000 or more, including the identity of each lender, any obligor and/or any guarantor, the principal amount, accrued interest and any other obligations thereunder, and the maturity and current redemption price of each such instrument. No material default or event of default (or similar event) has occurred and is continuing with respect to any such instrument.

Section 4.8    Company SEC Documents. The Company has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by the Company since January 1, 2015 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents complied in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (including the rules and regulations promulgated thereunder) applicable to such Company SEC Documents. Except to the extent that information contained in any Company SEC Document has been revised, amended, supplemented or superseded by a later-filed Company SEC Document that has been filed prior to the date of this Agreement, as of their respective filing dates, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, which individually or in the aggregate would require an amendment, supplement or correction to such Company SEC Documents. Each of the financial statements (including the related notes thereto) of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, had been prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). None of the Subsidiaries of the Company are, or have at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP (to the extent applicable) and other applicable legal and accounting requirements.

Section 4.9    Material Contracts.

(a)    Except for this Agreement, Contracts filed as exhibits to Company SEC Documents, and Contracts listed in Schedule 4.9(a) of the Company Disclosure Letter, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i)    any Contract containing a covenant restricting in any material respect the ability of the Company or any of its Subsidiaries (or that, following the Closing, would restrict the ability of the Surviving Corporation or its Subsidiaries) to compete in any business or with any Person or in any geographic area, or to hire any individual or group of individuals;

(ii)    any joint venture, partnership, strategic alliance or other similar Contract (including any franchising agreement but in any event excluding introducing broker agreements);

(iii)    any Contract with any Governmental Authority (other than Contracts with any Governmental Authority as a client or customer entered into in the ordinary course of business) that imposes any material obligation or restriction on the Company or any of its Subsidiaries;

(iv)    any Contract relating to Indebtedness for borrowed money, letters of credit, capital lease obligations, obligations secured by a Lien or interest rate or currency hedging agreements (including guarantees in respect of any of the foregoing but in any event excluding trade payables, securities transactions, brokerage agreements and other Contracts arising in the ordinary course of business consistent with past practice, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment) in excess of $5,000,000;

(v)    any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries, with material obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business;

(vi)    any Contracts containing any of the following terms or provisions: (x) so-called “most-favored nation” provisions or any similar provision requiring the Company or any of its Subsidiaries to offer a third party terms or concessions at least as favorable as those offered to one or more other parties or (y) settlement, non-prosecution or similar agreements involving payments in excess of $2,500,000 or involving future performance or restraints on action by the Company or any of its Subsidiaries, in each of clauses (x) and (y), except as would not be expected to be material to thereto, taken as a whole;

(vii)    any other Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(viii)    any Contract with any Affiliate of the Company (other than a Company Subsidiary) or Jefferies LLC or any of its Affiliates that will continue in effect after the Closing, other than any Contracts set forth on Schedule 4.13(a) of the Company Disclosure Letter;

(ix)    any Contract under which a claim for indemnification has been made by any Person prior to the date hereof that remains unresolved; and

(x)    any material Intellectual Property licenses, sublicenses and other agreements under which the Company or its Subsidiaries is either a licensor or licensee of Intellectual Property, except such licenses, sublicenses and other agreements relating to off-the-shelf software which is commercially available on a retail basis (collectively, the “Company IP Licenses”).

Each such Contract described in clauses (i) through (x) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Documents is referred to herein as a “Company Material Contract.”

(b)    Except as has not materially impaired or would not reasonably be expected to materially impair, either individually or in the aggregate, the business of the Company or its Subsidiaries, taken as a whole, (i) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, the other parties thereto, and is in full force and effect and enforceable against the Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) none of the Company or any of its Subsidiaries is in violation or breach of or default under (or, to the Knowledge of the Company, is alleged to be in default or breach in any material respect under) any Company Material Contract or under any Contract with any employee of the Company or any of its Subsidiaries in any case, material to the Company or its Subsidiaries, and after giving effect to the Merger (each, a “Company Material Employment Arrangement”) nor, to the Knowledge of the Company, is any other party to any such Company Material Contract or such Company Material Employment Arrangement and (iii) except as set forth on Schedule 4.9(b) of the Company Disclosure Letter, to the Knowledge of the Company, no event or circumstances has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in the termination thereof or would cause or permit the acceleration of any right or obligation or the loss of any benefit to the Company or its Subsidiaries.

Section 4.10    No Material Adverse Change. Since December 31, 2016 and except as set forth on Schedule 4.10 of the Company Disclosure Letter and except as expressly contemplated by this Agreement or the transactions contemplated by this Agreement and the Transaction Documents (including the Merger), as of the date hereof (i) there has not been any change, event or occurrence that, individually or in the aggregate, has resulted in or would reasonably be expected to have a Company Material Adverse Effect and (ii) there has not been any action taken or omitted to be taken by the Company or any Subsidiary thereof that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.1 (d)(iv), (d)(vi), (f)(i), (f)(iii), (p) or (q).

Section 4.11    Taxes. Except as set forth on Schedule 4.11 of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect:

(a)    Each of the Company and its Subsidiaries have timely filed or caused to be filed all U.S. federal and state income, and all other material, Tax Returns that they are required to file on and through the date of this Agreement (including all applicable extensions), and all such Tax Returns are true, correct and complete in all material respects;

(b)    (i) As of December 31, 2016, each of the Company and its Subsidiaries have paid in full, or made adequate provision on the audited consolidated statement of financial condition of the Company and its Subsidiaries as of December 31, 2016 for the year then ended (the “Company Year-End Balance Sheet”) (in accordance with U.S. GAAP) for, all U.S. federal and state income, and all other material, Taxes of the Company and its Subsidiaries with respect to periods ending on or before the date of the Company Year-End Balance Sheet, except, with respect to Taxes contested in good faith; and (ii) each of the Company and its Subsidiaries have paid in full or made adequate provision on their books and records for all U.S. federal and state income, and all other material, Taxes of the Company and its Subsidiaries with respect to periods on or ending after the date of the Company Year-End Balance Sheet and prior to the Closing Date;

(c)    No material deficiencies, litigation, audit, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any material audit, action, investigation or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective asset;

(d)    No claim has been made by any Governmental Authority in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material Tax by that jurisdiction, and there are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries;

(e)    The Company and each of its Subsidiaries has withheld or collected from their respective employees, independent contractors, creditors, stockholders and third parties all material amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so;

(f)    The Company has made available to Parent true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired;

(g)    There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

(h)    Neither the Company nor any of its Subsidiaries has participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax law);

(i)    Neither the Company nor any of its Subsidiaries is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement, in each case, other than commercial agreements the principal purpose of which does not relate to Taxes (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income Tax returns of which the Company is the common parent under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502 78 or similar provision of state, local or non-U.S. Tax law, as a transferee or successor, by contract, or otherwise;

(j)    Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise reasonably constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement;

(k)    Neither the Company nor any of the Subsidiaries will be required to include in a taxable period ending after the Closing Date a material amount of taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax law;

(l)    Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity; and

(m)    Section 4.11(m) of the Company Disclosure Letter accurately reflects in all material respects the U.S. federal income tax basis of the Company and its Subsidiaries in their respective assets, on an estimated basis, as of December 31, 2016 and as of March 31, 2017.

(n)    Section 4.11(n) of the Company Disclosure Letter accurately reflects in all material respects the current aggregate amount of dual consolidated losses generated by the Company and its Subsidiaries for the past five taxable years.

Section 4.12    Labor Relations.

(a)    Except as set forth in Schedule 4.12(a) of the Company Disclosure Letter, except for matters that, individually or in the aggregate, have not resulted or would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole, (i) none of the Company or any of its Subsidiaries has engaged in any unfair labor practices since December 31, 2014; (ii) no unfair labor practice or labor charge or complaint is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority, (iii) there is no grievance or arbitration proceeding arising out of or under collective bargaining agreements pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b)    Except as set forth in Schedule 4.12(b) of the Company Disclosure Letter (i) no strike, labor dispute, slowdown, lockout or work stoppage is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and there has been no labor dispute, strike, work stoppage or lockout since December 31, 2014; (ii) none of the Company or any of its Subsidiaries is a party to any collective bargaining agreement, Contract or similar agreement or understanding with any labor organization, labor union, works council, employee association, or other representative of any employees of the Company or any of its Subsidiaries (collectively, “Union”), nor is any such agreement presently being negotiated by the Company nor any of its Subsidiaries and neither the Company nor any of its Subsidiaries has a duty or obligation pursuant to any Contract or applicable Law, as the case may be, to bargain with any Union; (iii) to the Knowledge of the Company, there is no union representation question existing with respect to the employees of the Company or any of its Subsidiaries; and (iv) to the Knowledge of the Company, no organizational efforts with respect to the formation of a collective bargaining unit are presently being made or threatened involving employees of the Company or any of its Subsidiaries, and there have been no such organizational efforts since December 31, 2014.

(c)    Except for matters that, individually or in the aggregate, have not resulted or would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries are in compliance with all Applicable Laws respecting relating to the hiring, promotion, assignment, and termination of employees, including the Worker Adjustment and Retraining Notification Act; discrimination; harassment; retaliation; equal employment opportunities; disability; labor relations; wages and hours; profit sharing obligations, social security and housing contributions; the Fair Labor Standards Act, and applicable state and local wage and hour Laws (collectively, the “FLSA”); immigration; workers’ compensation; employee benefits; classification of employees under the FLSA; background and credit checks; occupational safety and health; family and medical leave; data privacy and data protection; and any bargaining or other obligations under the National Labor Relations Act and the Labor-Management Relations Act, and (ii) none of the Company or any of its Subsidiaries has classified an individual as an “independent contractor” or of similar status who, according to a Company Plan or Applicable Law, should have been classified as an employee or of similar status.

(d)    Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Except for matters that, individually or in the aggregate, have not resulted or would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole, none of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(e)    As of the date hereof, no member of the Company’s management committee has given written notice to the Company or any of its Subsidiaries that such employee intends to terminate his or her employment, and the Company and its Subsidiaries have no plans or intentions to terminate any such management committee member.

Section 4.13    Employee Benefit Plans.

(a)    Schedule 4.13(a) of the Company Disclosure Letter contains a true and complete list of each Company Plan (other than any such Company Plans that are de minimis in nature) specifying which Company Plans are applicable to non-U.S. employees of the Company and its Subsidiaries. For purposes of this Agreement, a “Company Plan” is any Plan (i) under which any employee or former employee of the Company or any of its Subsidiaries or individual or sole proprietorship serving as a consultant or independent contractor to the Company or any of its Subsidiaries has any present or future right to benefits and that the Company or any of its Subsidiaries sponsors, maintains or contributes or is obligated to contribute, or (ii) with respect to which the Company or any of its Subsidiaries has any actual or contingent Liability. For purposes of this Agreement, in no event shall the term Company Plans include any Plan that is sponsored or maintained by any of Parent or any of its Subsidiaries.

(b)    Except for matters that, individually or in the aggregate, have not resulted or would not reasonably be expected to result in any material liability to the Company or its Subsidiaries, taken as a whole, (i) each Company Plan has been established, registered, amended, funded, invested, maintained and administered in all material respects in accordance with its terms, and complies in all material respects in form and in operation with the applicable requirements of ERISA and the Code and other Applicable Laws, (ii) all employer or employee contributions, premiums and expenses to or in respect of each Company Plan have been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company included in the Company SEC Documents in accordance with GAAP, (iii) neither the Company, any Company Plan nor any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has, with respect to any Company Plan, engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which would subject, or impose an indemnification obligation on, the Company or any of its Subsidiaries with respect to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code, and (iv) neither the Company nor any of its Subsidiaries has engaged in a transaction that would reasonably be expected to result in a civil penalty under Sections 409 or 502(i) of ERISA.

(c)    The Company has made available to Parent true, complete and correct copies of (to the extent applicable) (i) all such Company Plans and any amendments thereto; (ii) each trust, funding, insurance or administrative agreement relating to each such Company Plan; (iii) the most recent summary plan description or other written explanation (or a description of any oral communications) of each such Company Plan provided to participants and any amendments thereto concerning the extent of the benefits provided under a Company Plan; (iv) the most recent Form 5500 required to have been filed with the Internal Revenue Service (or any similar reports filed in any comparable non-U.S. Governmental Authority) and any schedule thereto; (v) the most recent determination letter or opinion letter issued by the Internal Revenue Service (or comparable qualification document issued by a comparable non-U.S. Governmental Authority); (vi) to the extent applicable, for the two (2) most recent years, financial or actuarial reports; and (vii) all material written communications to any Governmental Authority relating to such Company Plan.

(d)    Neither the Company nor any of its Subsidiaries has made any binding commitment to create any additional benefit plans which would be considered to be a Company Plan once created or to modify any Company Plan in a manner that would materially increase the expense of maintaining such Company Plan above the level or expense incurred with respect to that plan for the fiscal year ended December 31, 2016.

(e)    Except for matters that, individually or in the aggregate, have not resulted or would not reasonably be expected to result in any material liability to the Company or its Subsidiaries, taken as a whole, no Claim with respect to any Company Plan (other than routine claims for benefits) by the Department of Labor, the IRS or any other Governmental Authority or by any plan participant or beneficiary is pending or to the Knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans nor, to the Knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such Claims.

(f)    Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification or exemption.

(g)    Neither the Company nor any of its Subsidiaries has any material liability or obligation under any Company Plan to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code or Applicable Law.

(h)    Neither the Company nor any ERISA Affiliate maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has within the last six (6) years maintained, sponsored, participated in, contributed to was obligated to contribute to, or otherwise has incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA), “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or any other employee pension benefit plan (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Company Plan is a “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA or the equivalent thereof under applicable non-U.S. Laws). Except for matters that, individually or in the aggregate, have not resulted or would not reasonably be expected to result in any material liability to the Company or its Subsidiaries, taken as a whole, no event has occurred and no condition exists that would, either directly or by reason of the Company’s or any of its Subsidiaries’ affiliation with any of their ERISA Affiliates, subject the Company or any of its Subsidiaries to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, in each case, as related to the Company Plans.

(i)    Each Company Plan subject to Section 409A of the Code is in material compliance in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder.

(j)    Except as set forth in Schedule 4.13(j) of the Company Disclosure Letter, neither the execution nor delivery of this Agreement or the other Transaction Documents, nor the consummation of the transactions contemplated thereby, will cause or result in (either alone or in combination with another event): (i) any of the following with respect to any current or former officer, employee, manager, director, or consultant of the Company or any of its Subsidiaries: (A) any payment, compensation, or benefit (whether of severance pay or otherwise) becoming due, or increase in the amount of any payment, compensation, or benefit becoming due, or (B) the acceleration of the time of payment or vesting of any payment, compensation, or benefit, or (ii) the payment or deemed payment of any amount (whether in cash, property, the vesting of property, or otherwise) that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code, or (iii) any funding obligation under any Company Plan or an imposition of any restrictions or limitations on the Company’s or any of its Subsidiaries’ right to administer, amend, or terminate any Company Plan. No person is entitled to receive any tax gross-up payment from the Company or any of its Subsidiaries as a result of the imposition of any excise taxes required by section 4999 of the Code.

(k)    Except for matters that, individually or in the aggregate, have not resulted or would not reasonably be expected to result in material liability to the Company or its Subsidiaries, taken as a whole, each Company Plan maintained exclusively for the benefit of employees of the Company or any of its Subsidiaries residing outside of the United States (each, a “Non-U.S. Company Plan”) has been maintained in compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules, and regulations (including any special provisions relating to qualified plans where such Non-U.S. Company Plan was intended to so qualify), has been maintained in good standing with applicable regulatory authorities and all such plans that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. There is no pending or, to the Knowledge of the Company, threatened litigation relating to any Non-U.S. Company Plan. Neither the Company nor any of its Subsidiaries offers or has ever offered employees of the Company or any of its Subsidiaries participation in any Non-U.S. Company Plans that provide defined benefit pension arrangements to its employees or former employees.

Section 4.14    No Undisclosed Liabilities. Except as set forth on Schedule 4.14 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any direct or indirect Liabilities, other than (a) Liabilities fully and adequately reflected in or reserved against on the Company Year-End Balance Sheet, (b) Liabilities incurred since December 31, 2016 in the ordinary course of business, (c) Liabilities that are permitted by this Agreement in accordance with the terms hereof, (d) Liabilities that have been discharged or paid off, (e) Liabilities that would not reasonably be expected to have a Company Material Adverse Effect, and (f) Liabilities with respect to any Contractual Obligation entered into by the Company or any of its Subsidiaries (other than (x) any Liabilities for breach of any Contractual Obligation, breach of warranty, tort or infringement by the Company, or (y) any Contractual Obligation that the Company failed to disclose to Parent in breach of any representation or warranty under this Article IV).

Section 4.15    Intellectual Property.

(a)    (i) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own, free and clear of all Liens other than Permitted Liens, or have the right to use all Intellectual Property that is used in the conduct of the Company Business (collectively, the “Company Intellectual Property”). Upon the Closing, the Surviving Corporation will own or continue to have the right to use, as applicable, all Company Intellectual Property on similar terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing, except as would not reasonably be expected to have a Company Material Adverse Effect.

(ii)    Schedule 4.15(a)(ii) of the Company Disclosure Letter sets forth all of the material registrations and applications for any Company Intellectual Property owned by the Company or any of its Subsidiaries. Except as set forth on Schedule 4.15(a)(iv) of the Company Disclosure Letter or as would not be reasonably expected to have a Company Material Adverse Effect, (i) none of the Company Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding Order and there are no Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to any such Company Intellectual Property and (ii) all of the material registrations and applications for Company Intellectual Property are valid and in full force and effect. The Company has taken all commercially reasonable actions within its power or authority reasonably necessary to ensure protection of the material Company Intellectual Property under Applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances) and to protect the secrecy, confidentiality and value of its Trade Secrets, except for actions which, if not taken, would not reasonably be expected to have a Company Material Adverse Effect.

(iii)    Except as set forth on Schedule 4.15(a)(iii) of the Company Disclosure Letter or as would not be reasonably expected to have a Company Material Adverse Effect, the conduct of the Company Business, as conducted currently and previously since December 31, 2014, does not infringe upon or otherwise violate any Intellectual Property right of others.

(iv)    Except as set forth on Schedule 4.15(a)(iv) of the Company Disclosure Letter or as would not be reasonably expected to have a Company Material Adverse Effect, no litigation is pending and no Claim has been made against the Company or any of its Subsidiaries or, to the Knowledge of the Company, is threatened, contesting the right of the Company or any of its Subsidiaries in or with respect to any Company Intellectual Property.

(b)    Except as set forth on Schedule 4.15(b) of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, no Person is infringing upon or otherwise violating any Company Intellectual Property or any rights of the Company or any of its Subsidiaries therein.

(c)    Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all Software and other IT Assets material to the Company Business (x) perform in material conformance with their documentation and as necessary for the conduct of the Company Business (including with respect to redundancy and availability of such IT Assets), (y) are free from any material Software defect and (z) do not contain any virus, Software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any IT Assets, (ii) there has been no material failure of IT Assets in the past two (2) years which has not been fully resolved and no Person has gained unauthorized access to the IT Assets or any Information contained therein, and (iii) the Company has in place reasonable business continuity plan(s).

(d)    Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) no proprietary Software material to the Company Business that is distributed or otherwise provided to a third party (the “Company Software”) uses any “open source” code, shareware or other Software that is made generally available to the public without requiring payment of fees, in each case, in such a way as would require disclosure or licensing of, or waiver of any rights with respect to, any such Company Software or any other Intellectual Property owned by the Company or any of its Subsidiaries relating thereto, (ii) none of the Company Software is covered by or subject to the requirements of any version of the GNU General Public License (the “GPL”) or the GNU Affero General Public License (the “Affero GPL”) and, for the avoidance of doubt, the Company has replaced any jPOS code licensed under the GPL or the Affero GPL used in the Company Software (to the extent owned by the Company and its Subsidiaries) with code that is not subject to the GPL or Affero GPL, and the distribution, sale or licensing of such Company Software, including such replacement code, does not infringe the copyright of any other Person, including jPOS.org. Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to all material Software owned by the Company or its Subsidiaries (the “Owned Software”), the Company or a Subsidiary is in actual possession and control of the applicable source code, object code, notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Software. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has disclosed source code for Owned Software to a third party outside of the scope of a written agreement that reasonably protects the Company’s or its Subsidiary’s rights in such source code. To the Knowledge of the Company, no Person other than the Company and its Subsidiaries is in possession of, or has rights in, any source code for Owned Software. Other than pursuant to agreements entered into in the ordinary course of business, no Person other than the Company and its Subsidiaries has any rights to use any Owned Software.

Section 4.16    Privacy of Customer Information. The Company and each of its U.S. Subsidiaries has a privacy policy regarding the collection and use of personally identifiable information (each a “Company Privacy Policy”). Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its U.S. Subsidiaries abides by their respective Company Privacy Policy and all Applicable Laws with respect to any personally identifiable or non-public financial Information that it collects from its customers (collectively, “Customer Information”). The execution, delivery and performance of this Agreement and the consummation of the Merger do not violate any Company Privacy Policy as it currently exists or as it existed at any time during which any Customer Information was collected or obtained by the Company or any of its Subsidiaries and, upon the Closing, the Surviving Corporation will own and continue to have the right to use all such Customer Information on similar terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing. No Claims are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the collection or use of Customer Information, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.17    Environmental Matters. The Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Company Material Adverse Effect. There is no civil, criminal or administrative Claim, notice or demand letter pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries pursuant to Environmental Laws which would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there are no past or present events, conditions, circumstances, activities, practices, incidents, agreements, actions or plans which would reasonably be expected to prevent compliance with, or which have given rise to or shall give rise to liability that would reasonably be expected to have a Company Material Adverse Effect, under Environmental Laws.

Section 4.18    Insurance. Each material fire and casualty, earthquake, flood, general liability, business interruption, product liability, and other insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) is in full force and effect, none of the Company or any of its Subsidiaries is in default thereunder, and no written notice of cancellation, suspension, denial, limitation of coverage or termination has been received or threatened with respect to any such policy.

Section 4.19    Controls. The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, reasonably designed (i) to ensure that material information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and (ii) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As of the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of (A) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would, individually or in the aggregate, adversely affect or reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated or (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the Applicable Exchange.

Section 4.20    Investment Company. None of the Company or any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.21    Title to Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have valid title to, or a valid leasehold interest in, all of the material personal property that is reflected on the Company Year-End Balance Sheet or that has been acquired or leased since the date of the Company Year-End Balance Sheet, free and clear of all Liens on such personal property other than Permitted Liens, except for assets disposed of, accounts receivable collected, prepaid expenses realized and Contracts fully performed, expired or terminated in the ordinary course of business since the date of the Company Year-End Balance Sheet.

Section 4.22    Real Property.

(a)    None of the Company or any of its Subsidiaries own any real property.

(b)    Schedule 4.22(b) of the Company Disclosure Letter sets forth each material lease, sublease or license pursuant to which the Company or any of its Subsidiaries occupies real property as of the date of this Agreement (each, a “Company Lease” and the real property covered by each such lease, a “Company Leased Facility”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Lease is valid, binding and enforceable against the Company or its applicable Subsidiary in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect with respect to the Company or its applicable Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto; (ii) none of the Company or its Subsidiaries is in breach or violation of, or in default under, any Company Lease, (iii) none of the Company or its Subsidiaries has received any written notice of default under any Company Lease; and (iv) the Company and its Subsidiaries have a valid leasehold interest in all of the Company Leased Facilities free and clear of all Liens other than Permitted Liens.

Section 4.23    Broker’s, Finder’s or Similar Fees. Except as set forth on Schedule 4.23 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage commissions, finder’s fees or similar fees or commissions payable by the Company or any of its Subsidiaries in connection with the Merger.

Section 4.24    Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement and 14C Information Statement will, at the date the Proxy Statement or 14C Information Statement, as applicable, or any amendment or supplement thereto is first mailed to the Company’s stockholders or Parent’s stockholders, as applicable, or at the time of the Company Stockholder Meeting (with respect to the Proxy Statement), if applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by any Acquirer Party for inclusion or incorporation by reference therein.

Section 4.25    Required Stockholder Vote. The Company Stockholder Approval will be the only vote of the holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Merger. No other vote of the holders of any class or series of Company Capital Stock is necessary to approve and adopt this Agreement and the Merger.

Section 4.26    Anti-Takeover Provisions. The Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Voting Agreement and the Merger the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company does not, and will not, apply to the Merger, this Agreement or the Voting Agreement. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.

Section 4.27    Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be provided to the stockholders of the Company other than Parent and its affiliates is fair, from a financial point of view, to such stockholders. The Company shall make available to Parent a copy of such opinion for informational purposes only reasonably promptly following receipt thereof by the Company Board, but in any event, not until after the execution of this Agreement; provided, that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.

Section 4.28    Related Party Transactions. Except as set forth on Schedule 4.28 of the Company Disclosure Letter, and except for compensation, benefits and advances received in the ordinary course of business by employees, directors or consultants of the Company or any of its Subsidiaries, no officer, director, “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 under the Exchange Act) of any such officer or director, employee or Affiliate of the Company, or Jefferies LLC or any of its Affiliates, or any relative of the foregoing or an entity of which any of the foregoing is an Affiliate: (i) is a party to or the beneficiary of any agreement, contract, commitment or transaction with the Company or its Subsidiaries (other than this Agreement); (ii) owns, directly or indirectly, any material interest in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, the Company or any of its Subsidiaries; (iii) owns, directly or indirectly, in whole or in part, or has any right to use any tangible or intangible property that is owned by the Company or any of its Subsidiaries or that is used in or related to the operation of their respective businesses; (iv) receives any payment or other benefit from the Company or any of its Subsidiaries, or owes or has advanced any material amount to, the Company or any of its Subsidiaries; or (v) is a party to any material transaction or proposed transaction with the Company or any of its Subsidiaries.

Section 4.29    No Other Representations or Warranties. The Company agrees that, except for the representations or warranties expressly set forth in Article V, no Acquirer Party nor any of their Affiliates nor any other person on behalf of any Acquirer Party has made any representation or warranty, expressed or implied, with respect to any Acquirer Party, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding any Acquirer Party or any of their Affiliates, and neither the Company nor any of its Affiliates nor any other person on behalf of the Company has relied on any representation or warranty except for those expressly set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ACQUIRER PARTIES

Except (i) as disclosed in the Acquirer Disclosure Letter (with specific reference to the Section or subsection of this Agreement to which the information stated in such Acquirer Disclosure Letter relates; provided, that (a) the mere inclusion of an item in the Acquirer Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by the Acquirer Parties that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in an Acquirer Material Adverse Effect and (b) any item on the Acquirer Disclosure Letter in any one or more sections of the Acquirer Disclosure Letter shall be deemed disclosed with respect to other sections of this Agreement and all other sections or subsections of the Acquirer Disclosure Letter to the extent the relevance of such disclosure is reasonably apparent on its face notwithstanding the absence of a specific cross-reference or (ii) as disclosed in the Acquirer SEC Documents filed or furnished prior to the date hereof (but excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward-looking statements and any other disclosures included in the Acquirer SEC Documents solely to the extent that they are generic, cautionary, predictive or forward-looking in nature, whether or not appearing in such sections, in each case, other than any statements of fact set forth in such sections), the Acquirer Parties hereby represent and warrant to the Company as follows:

Section 5.1    Organizational Existence and Power. Each of the Acquirer Parties (a) is duly organized or formed, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite power (corporate, company, or limited partnership, as the case may be) and authority to own and operate its property, assets or rights, to lease the property, assets or rights it operates as lessee and to conduct the business in which it is currently engaged, except as would not reasonably be expected to have a material impact on the Acquirer Parties or their Subsidiaries or their respective operations, taken as a whole, and (c) is duly qualified to do business and in good standing (in jurisdictions where applicable) under the Laws of each jurisdiction in which its ownership, lease or operation of property, assets or rights or the conduct of its business requires such qualification, except where the failure to be so qualified would not, or would not reasonably be expected to, prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger (an “Acquirer Material Adverse Effect”). Parent has made available to the Company complete and correct copies of the certificate of formation (or comparable organizational documents) of Parent and Merger Sub, in each case as amended to the date of this Agreement.

Section 5.2    Authorization; No Contravention. Each Acquirer Party has all requisite organizational power and authority to enter into this Agreement and each of the other Transaction Documents and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by each Acquirer Party of this

Agreement and each of the other Transaction Documents to which it will be a party and the transactions contemplated hereby and thereby have been duly authorized and approved by such Party, and no corporate, company, limited partnership or other action on its part is necessary. Assuming the accuracy of the representations and warranties of the Company in Article IV, the execution, delivery and performance by each Acquirer Party of this Agreement and each of the other Transaction Documents to which it is a party and the transactions contemplated hereby and thereby, assuming that the consents, approvals and filings referred to in Section 5.3 are duly obtained and/or made, do not violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or the creation of any material Lien under, (i) any Contractual Obligation of any Acquirer Party, (ii) any organizational document, instrument or certificate thereof or (iii) any Requirement of Law, other than, in the case of clauses (i) and (iii), any such violation, conflict, breach, default, contravention, termination, cancellation or acceleration that would not reasonably be expected to have, individually or in the aggregate, an Acquirer Material Adverse Effect.

Section 5.3    Governmental Approvals; Third-Party Consents. Except (a) for such filings and notifications as may be required by the HSR Act and, if necessary, similar foreign competition or Antitrust Laws, (b) for any required consent, approval, order or authorization of, or registration, declaration or filing with, the FINRA, (c) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (d) for any approval, consent, authorization or filing that if not obtained would not be material to the Acquirer Parties, taken as a whole, and (e) as set forth in Schedule 5.3 of the Acquirer Disclosure Letter, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any applicable Governmental Authority having jurisdiction or supervision over any Acquirer Party, no consent or approval of any third parties and no lapse of a waiting period under a Requirement of Law, is necessary or required in connection with the execution, delivery or performance by the Acquirer Parties of this Agreement and the effectiveness of the Merger.

Section 5.4    Binding Effect. This Agreement has been duly executed by the Acquirer Parties and, as of the Closing Date, each of the other Transaction Documents to which such Acquirer Party will be a party shall have been duly executed and delivered by such Acquirer Party, and this Agreement constitutes, and as of the Closing Date each of the other Transaction Documents to which it will be a party shall constitute, the legal, valid and binding obligations of such Acquirer Party, enforceable against such Acquirer Party in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at Law or in equity).

Section 5.5    Litigation. As of the date hereof, there are no legal, administrative or arbitral claims, suits, litigations, disputes, complaints or proceedings or, to the Knowledge of Parent, governmental or regulatory investigations, pending, or to the Knowledge of Parent, threatened at Law, in equity, in arbitration or before any Governmental Authority against any Acquirer Party, and no Order has been issued by any court or other Governmental Authority against any Acquirer Party or to which any of their respective assets or properties is subject or bound, in each case that would reasonably be expected to have, individually or in the aggregate, an Acquirer Material Adverse Effect.

Section 5.6    Capitalization. As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted or engaged in any business activities prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than the Financing and those assets, liabilities and obligations incident to its formation and those assets, liabilities and obligations pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.7    Broker’s, Finder’s or Similar Fees. Except in connection with the engagement of J.P. Morgan Securities LLC and Sandler O’Neill & Partners, L.P., neither Parent nor any of its Subsidiaries or Affiliates has employed any broker or finder or incurred any liability for any brokerage commissions, finder’s fees or similar fees or commissions payable by any Acquirer Party in connection with the transactions contemplated by this Agreement.

Section 5.8    Financing

(a)    Parent has delivered to the Company true, accurate and complete copies, including all exhibits and schedules thereto, of (i) an executed Investment Agreement (the “Temasek Investment Agreement”), dated as of the date hereof, by and between Parent and Aranda Investments Pte. Ltd (“Temasek”) and an executed Investment Agreement (together with the Temasek Investment Agreement, the “Investment Agreements”), dated as of the date hereof, by and between Parent and North Island Holdings I, LP (North Island Holdings I, LP, together with Temasek, the “Equity Financing Sources”), pursuant to which, and subject to the terms and conditions of which, the Equity Financing Sources will purchase certain Parent Equity Securities for the purpose of funding the transactions contemplated by this Agreement (such equity financing, the “Equity Financing”) and (ii) executed debt commitment letters, each dated as of the date hereof (the “Debt Commitment Letters” and, together with the Investment Agreements, the “Commitment Letters”) pursuant to which the lenders named therein (the “Lenders”), subject to the terms and conditions set forth therein, have committed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement, including the refinancing (the “Refinancing”) of (i) the Company Credit Agreement, (ii) the Third Amended and Restated Credit Agreement dated as of October 27, 2016 (the “Virtu Credit Agreement”) among VHF Parent LLC, as borrower, Virtu Financial LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, and (iii) the redemption of the Company Notes (such committed debt financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”).

(b)    As of the date hereof, (i) the Commitment Letters are in full force and effect and have not been withdrawn or terminated, or amended, restated, waived or modified in any respect and no such amendment, restatement, waiver or modification is contemplated or pending, (ii) the respective commitments contained in the Commitment Letters have not been withdrawn, modified, reduced or rescinded in any respect and, to the Knowledge of Parent, no such withdrawal, modification or rescission is contemplated, and (iii) each of the Commitment Letters, in the form so delivered, is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable) and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject, as to enforceability, to general equity principles. Except for fee letters with respect to fees and related arrangements with respect to the Debt Financing, of which Parent has delivered true, accurate and complete (other than with respect to the redaction referenced herein) copies to the Company on or prior to the date hereof (which may be redacted to omit numerical amounts and certain economic “flex” terms, none of which would adversely affect the amount or availability of the Debt Financing), and as of the date hereof, there are no other agreements, side letters, or arrangements relating to the Commitment Letters (other than customary engagement letters with respect to debt securities that may form part of the Debt Financing (none of which would adversely affect the amount or availability of the Debt Financing) and equity commitment letters entered into in connection with the Equity Financing (the “Equity Commitment Letters”)) that would affect the amount, availability or conditionality of the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Commitment Letters or, to the Knowledge of Parent, would (i) make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate in any material respect, (ii) result in any of the conditions in the Commitment Letters not being satisfied or (iii) otherwise result in the Financing not being available. As of the date hereof, no Financing Source has notified Parent of its intention to terminate any of the Commitment Letters or not to provide the Financing. Other than as set forth in the Commitment Letters and the Equity Commitment Letters, there are no conditions precedent (including any “flex” provisions) to the funding of the full amount of the Financing. Assuming the satisfaction of the conditions in Section 8.1 and Section 8.3 and the commencement and completion of the Marketing Period, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it contained in the Commitment Letters or that the full amounts committed pursuant to the Commitment Letters will not be available as of the Closing. Parent has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement.

(c)    As of the date hereof, assuming that the Financing is funded in accordance with the Commitment Letters, the aggregate proceeds to be disbursed pursuant to the definitive agreements contemplated by the Commitment Letters, together with the cash otherwise available to Parent, in the aggregate, are sufficient for Parent to pay the Merger Consideration, the Warrant Consideration, all amounts required to be paid by Parent in connection with the transactions contemplated by this Agreement and in connection with the Refinancing to be consummated concurrently or substantially concurrently with the consummation of the transactions contemplated by this Agreement.

(d)    Parent has delivered the written consent of the holders of a majority of the voting shares of capital stock of Parent approving the issuance of Parent Equity Securities pursuant to the Equity Financing on the terms set forth in the Investment Agreements.

Section 5.9    Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement or any amendment or supplement thereto is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent and Merger Sub make no representation with respect to statements made or incorporated by reference therein based on information supplied by any other Person for inclusion or incorporation by reference therein.

Section 5.10    No Other Representations or Warranties. The Acquirer Parties agree that, except for the representations or warranties expressly set forth in Article IV, neither the Company nor any of its Affiliates nor any other person on behalf of the Company has made any representation or warranty, expressed or implied, with respect to the Company, its respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding the Company, and neither the Acquirer Parties nor any of their Affiliates nor any other person on behalf of the Acquirer Parties has relied on any representation or warranty except for those expressly set forth in Article IV.

ARTICLE VI

COVENANTS

Section 6.1    Conduct of Business of the Company.

Except as contemplated by this Agreement, with the prior written consent of Parent or as set forth on Schedule 6.1 of the Company Disclosure Letter, during the period from the date of this Agreement to the earlier of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall (and shall cause each of its Subsidiaries to) conduct its and its Subsidiaries’ operations in the ordinary course of business consistent with past practice and shall (and shall cause each of its Subsidiaries to) use its reasonable best efforts to preserve intact the business organization of the Company and its Subsidiaries and to preserve the goodwill of customers, suppliers and all other Persons having business relationships with the Company and its Subsidiaries. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or as set forth on Schedule 6.1 of the Company Disclosure Letter, prior to the Closing Date, the Company shall not (and shall cause each of its Subsidiaries not to) do any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld):

(a)    adopt or propose any change in its organizational documents;

(b)    engage in any material transaction (including capital expenditures) outside of the ordinary course of business that would require expenditures by the Surviving Corporation, Parent or any Parent’s Subsidiaries in excess of $5,000,000 per annum or $10,000,000 in the aggregate;

(c)    issue, reissue, sell, grant, pledge or otherwise encumber, or authorize the issuance, reissuance, sale, grant, pledge or other encumbrance of shares of Company Capital Stock, or securities convertible into capital stock of any class of the Company, or any rights, warrants or options to acquire any convertible securities or capital stock of the Company (other than the issuance of shares of Company Capital Stock in connection with the exercise of Company Equity Awards or Company Warrants, in each case outstanding as of the date of this Agreement in accordance with the Company Stock Plan or the Warrant Agreement, respectively, in each case as in effect of the date of this Agreement);

(d)    (i) increase the compensation or benefits payable or provided to any current or former director, officer, employee or independent contractor, other than any such increases made in the ordinary course of business and consistent with past practice for employees whose total annual compensation does not exceed $300,000, (ii) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, other than pursuant to any Company Plan as in effect on the date hereof, in accordance with their terms as in effect on such date, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except as required to comply with any Applicable Law or any Company Plan as in effect as of the date hereof, (iv) adopt, enter into, amend, modify or terminate any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting or payment of any compensation or benefit (including in respect of Company Equity Awards) under any Company Plan or awards made thereunder or other Contract with any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, other than as required pursuant to this Agreement, (vi) amend or terminate any, or enter into or adopt any new, Company Plan or any other plan, trust, fund, policy, agreement or arrangement for the benefit of any current or former directors, officers, employees or independent contractors of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice and as would not have a material cost to the Company or its Subsidiaries, (vii) hire any employee whose total annual compensation exceeds $300,000, or (viii) waive or materially amend any restrictive covenant entered into by any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries.

(e)    except in the ordinary course of business consistent with past practice, sell, lease, encumber or otherwise surrender, relinquish, dispose of, transfer, exclusively license, mortgage, pledge or grant any Lien on any material Assets, properties or rights (including the capital stock of its Subsidiaries) except (i) to the extent they are used, retired or replaced in the ordinary course of business or (ii) to the Company or any Subsidiary of the Company;

(f)    (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions declared, set aside, paid or made by a direct or indirect Subsidiary of the Company to the Company or a Subsidiary of the Company, and payments on preferred stock to the extent required by the applicable certificate of designations, (ii) adjust, split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants, or any similar security exercisable for or convertible into, such other security) in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or the capital stock of any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities pursuant to an existing restricted stock purchase agreement with current or former employees and acceptance of shares of Company Capital Stock as payment for the exercise price of any outstanding Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of other Company Equity Awards, in each case outstanding as of the date of this Agreement;

(g)    make, change or revoke any material Tax election, file any material amended Tax Return, settle or compromise any material claim, action, proceeding or assessment for Taxes, change any method of Tax accounting, enter into any closing agreement with respect to Taxes or make or surrender any material claim for a refund of Taxes, in each case except (i) as required by applicable Tax Law, or (ii) consistent with past practice;

(h)    take any action or omit to take any action or enter into any transaction which, to the Knowledge of the Company, prior to taking or omitting to take any such action or prior to entering into any such transaction, has, or would reasonably be expected to have, the effect of materially delaying or otherwise materially impeding or preventing the consummation of the transactions contemplated by this Agreement and each of the other Transaction Documents;

(i)    except in the ordinary course of business consistent with past practice, (i) modify, amend or terminate any Material Contract, (ii) enter into any successor agreement to an expiring Material Contract that changes the terms of the expiring Material Contract or (iii) enter into any new agreement that would have been considered a Material Contract if it were entered into at or prior to the date hereof, in each of cases (i), (ii) and (iii) if the effect of such action would be materially adverse to the Company and its Subsidiaries, taken as a whole;

(j)    incur any Indebtedness in excess of $5,000,000 in the aggregate or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for or cancel, the Indebtedness of any Person (other than the Company or any of the Company’s Subsidiaries), or make or authorize any material loan to any Person (in each case other than loans or advances made to the Company or by the Company or any of its Subsidiaries), other than Indebtedness in replacement of existing Indebtedness (provided that such replacement Indebtedness shall be prepayable without premium or penalty and shall have a principal amount no greater than the principal amount of the Indebtedness it replaces);

(k)    acquire or agree to acquire by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization;

(l)    change any significant method of accounting or accounting principles or practices by the Company or any of its Subsidiaries, except for such changes required by U.S. GAAP or applicable regulatory accounting requirements;

(m)    terminate, cancel, or materially amend or modify any material insurance policies maintained by it covering the Company or any of its Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

(n)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(o)    abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property owned or exclusively licensed to the Company or any of its Subsidiaries, or enter into licenses or agreements that impose material new restrictions upon the Company or any of its Subsidiaries with respect to Intellectual Property owned by any third party, in each case, other than in the ordinary course of business consistent with past practice;

(p)    materially change any of the architecture or infrastructure of the Company’s or any of its Subsidiaries’ network or information technology infrastructure systems or any material component thereof or any other material IT Assets currently used in the Company Business, other than maintenance or upgrades to any product provided by any existing vendor of the Company or such Subsidiary or otherwise in the ordinary course of business consistent with past practice;

(q)    institute, compromise, settle or agree to settle any Claims (a) involving amounts in excess of $5,000,000 individually or $15,000,000 in the aggregate or (b) that would impose any material non-monetary obligation on the Company that would continue after the Effective Time; or

(r)    authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Nothing contained in this Agreement gives, or is intended to give the Acquirer Parties, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.2    Conduct of Business of Parent. Except as otherwise contemplated by this Agreement and the Merger, prior to the Closing Date, Parent shall not (and shall cause each of its Subsidiaries not to) take any action or omit to take any action or enter into any transaction which, to the Knowledge of Parent, has, or would reasonably be expected to have, the effect of materially delaying or otherwise materially impeding or preventing the consummation of the transactions contemplated by this Agreement and each of the other Transaction Documents.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1    Preparation of the Proxy Statement; Stockholders Meeting; Preparation of Information Statement.

(a)    As promptly as reasonably practicable, and in any event within twenty-one (21) days following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a preliminary proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”) to be sent to holders of shares of Company Common Stock (the “Company Stockholders”) relating to the meeting of Company Stockholders (the “Company Stockholder Meeting”) to be held to obtain the Company Stockholder Approval. The Acquirer Parties shall furnish all information concerning the Acquirer Parties and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by the Company to be included therein. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all substantive correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to resolve as promptly as reasonably practicable any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent with an opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response), (ii) shall consider in good faith all comments reasonably proposed by Parent, and (iii) shall not file or mail such document or respond to the SEC prior to receiving the consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)    If prior to the Effective Time, any event occurs with respect to Parent, or any change occurs with respect to other information supplied by the Acquirer Parties for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and the Company and the Acquirer Parties shall cooperate in the prompt filing by the Company with the SEC of any necessary amendment or supplement to the Proxy Statement and, if required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(c)    If prior to the Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and the Acquirer Parties shall cooperate in the prompt filing by the Company with the SEC of any necessary amendment or supplement to the Proxy Statement and, if required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(d)    The Company shall, as soon as reasonably practicable following the date the Proxy Statement is cleared by the SEC, duly call, give notice of, convene and hold the Company Stockholder Meeting for the purpose of seeking the Company Stockholder Approval. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company Stockholders and to hold the Company Stockholder Meeting as promptly as reasonably practicable following the date the Proxy Statement is cleared by the SEC and (ii) subject to Section 7.4, solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval (the “Company Board Recommendation”) and shall include such Company Board Recommendation in the Proxy Statement, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 7.4. The Company agrees that its obligations to hold the Company Stockholder Meeting pursuant to this Section 7.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or by the making of any Company Adverse Recommendation Change by the Company Board and nothing contained herein shall be deemed to relieve the Company of such obligation. Without limiting the foregoing, if the Company Board shall have effected a Company Adverse Recommendation Change, then the Company Board shall submit this Agreement to the Company’s stockholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Applicable Law. The Company shall not adjourn, postpone or recess the Company Stockholder Meeting without the prior written consent of Parent which shall not be unreasonably withheld and, unless there shall have been a Company Adverse Recommendation Change, shall adjourn, postpone or recess such meeting as directed by Parent in order to obtain a quorum or to solicit additional votes (in each case so long as such meeting is not adjourned, postponed or recessed to a date that is later than the earlier of the Outside Date). In addition to the foregoing, the Company shall not submit to the vote of its stockholders any Company Takeover Proposal other than the Merger.

(e)    As soon as reasonably practicable following the date of this Agreement, Parent will prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the Equity Financing (such documents, including any amendment or supplement thereto, the “14C Information Statement”). Parent will use its reasonable best efforts to resolve all SEC comments with respect to the 14C Information Statement as promptly as reasonably practicable after receipt thereof and to have the 14C Information Statement cleared by the staff of the SEC as promptly as reasonably practicable after such filing. Parent agrees to correct any information contained in the 14C Information Statement which is or becomes false or misleading. Parent will as soon as reasonably practicable notify the Company of receipt of any comments from the SEC with respect to the 14C Information Statement and any request by the SEC for any amendment to the 14C Information Statement or for additional information and will provide the Company with copies of all such comments and correspondence. Prior to filing or mailing the 14C Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Parent will provide the Company a reasonable opportunity to review and to propose comments on such document or response. Promptly after Parent has resolved all comments to the 14C Information Statement to the satisfaction of the SEC staff or after ten (10) calendar days have passed since the date of filing of the preliminary 14C Information Statement with the SEC without notice from the SEC of its intent to review the 14C Information Statement, Parent will promptly file with the SEC the 14C Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and cause a copy of the 14C Information Statement to be mailed to each stockholder of Parent. The Company agrees to correct any information provided by it for use in the 14C Information Statement which is or becomes false or misleading. Prior to mailing such statement (or any amendment or supplement thereto), Parent will provide the Company a reasonable opportunity to review and to propose comments on such document.

(f)    The Company shall provide written notice to Parent of the record date in respect of the Company Stockholder Meeting no fewer than twelve (12) days prior to such date.

Section 7.2    Regulatory Actions; Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable, the Merger, and to cooperate with the other in connection with the foregoing, including using its reasonable best efforts, in each case in connection with the consummation of the transactions contemplated by this Agreement, (i) to obtain all consents, approvals, rulings or authorizations that are required to be obtained under any Requirement of Law (including any Required Governmental Approvals), (ii) to obtain any consents required from third parties and to deliver any negative consent letters, (iii) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties hereto to consummate the Merger, and (iv) to effect as promptly as practicable all necessary registrations, filings and responses to requests for additional Information or documentary material from a Governmental Authority, if any. Without limiting the generality of the foregoing, as soon as practicable and in no event later than fifteen (15) days after the date of this Agreement (subject to, in the case of the Acquirer Parties, the reasonable cooperation of the Company, and in the case of the Company, the reasonable cooperation of the Acquirer Parties, in each case in accordance with this Section 7.2(a)) each of the Acquirer Parties and the Company shall, and shall cause their respective Subsidiaries to, prepare and file any applications, notices and filings required to be filed with any regulatory agency in order to obtain the Required Governmental Approvals. Each of the Acquirer Parties and the Company shall use, and shall cause its applicable Subsidiaries to use, reasonable best efforts to obtain each such Required Governmental Approvals as promptly as reasonably practicable. Each of the Acquirer Parties and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made with, or written materials submitted to, any third party or any

Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The Parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the other Parties apprised promptly of the status of filings and applications, including communications with Governmental Authorities that cause such Party to believe that there is a reasonable likelihood that any Required Government Approval will not be obtained or that the receipt of any such approval will be delayed, and all other matters relating to completion of the transactions contemplated hereby. Each Party shall consult with the other Parties in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement.

(b)    Further, and without limiting the generality of the rest of this Section 7.2, each of the Parties shall promptly (i) furnish to the other such necessary Information and reasonable assistance as the other Party may request in connection with the foregoing, and (ii) subject to Applicable Laws relating to the exchange of Information, provide counsel for the other Party with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Authority and any other Information supplied by such Party and such Party’s Subsidiaries to a Governmental Authority or received from such a Governmental Authority in connection with the transactions contemplated hereby and as necessary to comply with contractual arrangements.

(c)    In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.2, Parent shall use its reasonable best efforts to take, and cause its Affiliates to use their reasonable best efforts to take, all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals under applicable Antitrust Law (collectively, “Antitrust Clearances”), including making an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as soon as practicable after the date hereof, and in any event within fifteen (15) days following the date of this Agreement, and using their reasonable best efforts to supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and using their reasonable best efforts to take any others actions as may be required to obtain such Antitrust Clearances or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders under any Antitrust Laws that would otherwise have the effect of preventing or materially delaying the consummation of the Merger; provided, that Parent shall not be required to take, and shall not be required to cause its Affiliates to take, any action that would result in a material adverse effect on the Surviving Corporation and Acquirer Parties on a combined basis after the Merger.

(d)    At Parent’s request and expense, the Company agrees to take all actions Parent reasonably deems prudent in order to obtain or assist Parent in obtaining any actions, consents, undertakings, approvals or waivers by or from any Person for or in connection with, and to reasonably assist Parent in litigating or otherwise contesting any objections to or proceedings or other actions challenging, the consummation of the Merger; provided, however, that nothing in this Section 7.2(c) shall obligate the Company to take any action that is not (i) conditioned on the consummation of the Merger and (ii) at the expense of Parent.

(e)    Notwithstanding anything to the contrary set forth in this Agreement, all obligations of Parent or Merger Sub to obtain the Financing shall be governed exclusively by Section 7.11 and not this Section 7.2.

Section 7.3    Access to Information; Confidentiality.

(a)    Upon reasonable notice and subject to Applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Acquirer Parties access, for the purpose of preparing for the integration of the operations of the Company and Parent and the Merger and other matters contemplated by this Agreement, including the Financing, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to the Acquirer Parties (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities Laws or federal or state banking, mortgage lending, real estate or consumer finance or protection Laws (other than reports or documents which the Company is not permitted to disclose under Applicable Law or that are publicly filed) and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request for the purpose of preparing for the integration of the operations of the Company and Parent and the Merger and other matters contemplated by this Agreement. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize any attorney-client privilege, violate any contract or agreement or contravene any Law; and in any such event, the parties hereto will use reasonable best efforts to make appropriate substitute disclosure arrangements.

(b)    All information and materials provided pursuant to this Agreement shall be subject to the confidentiality provisions of the Confidentiality Agreement entered into between the Company and Parent, dated March 17, 2017 (the “Confidentiality Agreement”).

(c)    No investigation by any of the parties or their respective representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the others set forth herein.

Section 7.4    No Solicitation by the Company; the Company Board Recommendation.

(a)    Except as otherwise contemplated by this Section 7.4, the Company shall not, and shall use reasonable best efforts to cause its Affiliates or any of its or their respective officers, directors or employees, agents, affiliates and representatives (including any investment bankers, attorneys or accountants retained by it or any of its Affiliates)

(collectively, “Representatives”) not to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, induce or facilitate (including by way of providing information) any Company Takeover Proposal or any inquiry or proposal that constitutes or may reasonably be expected to result in a Company Takeover Proposal, (ii) participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Company Takeover Proposal) with respect to any Company Takeover Proposal or any inquiry or proposal that may reasonably be expected to result in a Company Takeover Proposal, (iii) approve or recommend, or propose to approve or recommend, any Company Takeover Proposal, (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Company Takeover Proposal (an “Acquisition Agreement”), (v) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) propose or agree to do any of the foregoing. The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal, or any inquiry or proposal that may reasonably be expected to result in a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b)    Notwithstanding the foregoing, in response to an unsolicited bona fide written Company Takeover Proposal, which was not preceded by, or resulting from, any breach of this Section 7.4, that the Company Board determines in good faith (after consultation with its outside legal and, with respect to financial matters, its financial advisors) constitutes or is reasonably likely to result in a Superior Company Proposal, the Company may, subject to compliance with Section 7.4(f), prior to (but not after) the adoption of this Agreement by the holders of shares of Company Class A Common Stock in accordance with Section 251 of the DGCL, take any action described in clauses (x) and (y) below, to the extent that the Company Board concludes in good faith (and following consultation with its outside counsel) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under Applicable Law: (x) furnish information with respect to the Company and any of its Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives and any financing sources) pursuant to an Acceptable Confidentiality Agreement, so long as any material non-public information provided under this clause has previously been provided to the Acquirer Parties or is provided to the Acquirer Parties substantially concurrently with the time it is provided to such Person, and (y) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with the Person making such Company Takeover Proposal (and such Person’s Representatives and any financing sources); provided, that the Company shall within 24 hours provide Parent with any information with respect to the Company and any of its Subsidiaries provided to such Person which was not previously provided to Parent (or its representatives). The Company agrees that neither it nor any of its Subsidiaries shall terminate, waive, amend, modify or fail to use reasonable best efforts to enforce any existing standstill, confidentiality or similar obligations owed by any Person to the Company or any of its Subsidiaries under any outstanding agreement relating to a potential acquisition of the Company or any material portion of its assets, in each case except to the extent necessary to permit the Company to take an action it is otherwise permitted to take under this Section 7.4(b) in full compliance with such provision; provided, that the Company (on behalf of itself and any of its Subsidiaries) hereby waives any such standstill obligation to the extent necessary to permit a Person otherwise covered by such standstill to submit a confidential unsolicited bona fide written Company Takeover Proposal to the Company Board. For purposes of clarification, the taking of any of the actions contemplated by clause (x) or (y) of this Section 7.4(b) shall not be deemed to be a Company Adverse Recommendation Change.

(c)    Except as set forth in Section 7.4(d), neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Parent), or propose publicly to withdraw (or modify in any manner adverse to Parent), the Company Board Recommendation, (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal, (C) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of its Subsidiaries to execute or enter into, any Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (D) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (E) subject to Section 7.4(g), fail to recommend against any Company Takeover Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Company Takeover Proposal, or (F) fail to include the Company Board Recommendation in the Proxy Statement or re-affirm such Company Board Recommendation at the request of Parent within ten (10) Business Days or (ii) resolve or agree to do any of the foregoing (each being referred to as a “Company Adverse Recommendation Change”).

(d)    Notwithstanding the foregoing provisions, the Company Board may, prior to (but not after) the adoption of this Agreement by the holders of shares of Company Class A Common Stock in accordance with Section 251 of the DGCL, make a Company Adverse Recommendation Change if (x) in response to an unsolicited bona fide written Company Takeover Proposal, the Company Board determines (after consultation with its outside legal and, with regard to financial matters, its financial advisors) that such unsolicited bona fide written Company Takeover Proposal constitutes a Superior Company Proposal and following consultation with outside legal counsel, that failure to make a Company Adverse Recommendation Change is reasonably likely to violate its fiduciary duties to the stockholders of the Company under Applicable Law, or (y) other than in connection with a Company Takeover Proposal, an event, fact, circumstance, development or occurrence that affects the business, assets or operations of the Company or its Subsidiaries that is unknown to the Company Board as of the date of this Agreement becomes known to the Company Board (an “Intervening Event”) prior to the adoption of this Agreement by the holders of shares of Company Class A Common Stock in accordance with Section 251 of the DGCL and the Company Board has concluded in good faith, following consultation with its outside legal counsel, that failure to make a Company Adverse Recommendation Change is reasonably likely to violate its fiduciary duties to the stockholders of the Company under Applicable Law; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change until after the fifth (5th) Business Day (the “Recommendation Change Notice Period”) following Parent’s receipt of written notice (a “Company Notice of Recommendation Change”) from the Company advising Parent that the Company Board intends to take such action, including the details of the Intervening Event or, in the case of a Superior Company Proposal, the terms and conditions of any Superior Company Proposal that is the basis of the proposed action by the Company Board and the identity of the party making such Superior Company Proposal, and, if applicable, shall have contemporaneously provided a copy of all of the relevant proposed transaction agreements and any other documents provided by, or correspondence with, the party making such Superior Company Proposal, including the then-current form of the definitive agreements with respect to such Superior Company Proposal (it being understood and agreed that any amendment to any material term of such Superior Company Proposal or change to the material facts and circumstances relating to such Intervening Event shall require a new Company Notice of Recommendation Change and trigger a new Recommendation Change Notice Period). The Company Board may not make a Company Adverse Recommendation Change in respect of a Superior Company Proposal if any such Superior Company Proposal resulted from a breach by the Company of this Section 7.4.

(e)    Notwithstanding the foregoing, in determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement committed to in writing by Parent in response to a Company Notice of Recommendation Change or otherwise; provided, that the Company shall, and shall use its reasonable best efforts to cause its financial and legal advisors to, during the Recommendation Change Notice Period and prior to any Company Adverse Recommendation Change, negotiate with Parent in good faith (to the extent Parent also seeks to negotiate) to make such adjustments in the terms and conditions of this Agreement so that (i) in the event of a Company Notice of Recommendation Change in respect of a Superior Company Proposal, this Agreement results in a transaction that is no less favorable to the stockholders of the Company than any Company Takeover Proposal that would be deemed to constitute a Superior Company Proposal in the absence of such adjustments or (ii) in the event of a Company Notice of Recommendation change in respect of an Intervening Event, the Company Board would no longer be required to make a Company Adverse Recommendation Change in order not to be reasonably likely to violate its fiduciary duties to the stockholders of the Company under Applicable Law, and, in the event Parent agrees to make such adjustments to the Agreement in either case of clause (i) or (ii) above, as applicable, no Company Adverse Recommendation Change shall be made.

(f)    In addition to the foregoing obligations of the Company set forth in this Section 7.4, the Company shall within 24 hours of the receipt thereof, advise Parent orally of any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal. The Company shall (x) keep Parent informed in all material respects and on a reasonably current basis (and in no event later than 24 hours from the occurrence or existence of any material event, fact or circumstance) of the status and details (including any material change to the terms thereof) of any Company Takeover Proposal, and (y) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between the Company or any of its Subsidiaries and any Person that describes any of the terms or conditions of any Takeover Proposal.

(g)    Nothing contained in this Agreement shall prohibit the Company or the Company Board from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any other legally required disclosure to the Company’s stockholders if, in the good faith judgment of the Company, after consultation with its outside legal counsel, the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under Applicable Law or such disclosure is otherwise required under Applicable Law; provided, that any such statement that would be a Company Adverse Recommendation Change shall be in accordance with Section 7.4(d) and Section 7.4(e).

(h)    For purposes of this Agreement:

“Company Takeover Proposal” means any proposal or offer (whether or not in writing) to the Company, with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition of more than 20% of the outstanding shares of Company Common Stock or voting power of the Company, (iii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in the Company or any of its Subsidiaries or otherwise) of any business or assets of the Company or any of its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (v) any tender offer or exchange offer as a result of which any Person or group shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the voting power of the Company or (vi) any combination of the foregoing (in each case, other than the Merger).

“Superior Company Proposal” means any bona fide written Company Takeover Proposal made by a third party or group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the voting power of the Company or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, on terms which the Company Board determines in good faith (after consultation with its legal advisors and, with respect to financial matters, its financial advisors) (i) to be superior to the holders of Company Common Stock from a financial point of view than (x) the Merger (including the Merger Consideration), taking into account all the terms and conditions of such proposal and the Person making the proposal (including all financial, regulatory, legal conditions to consummation and other aspects of such proposal), and (y) this Agreement (including any changes proposed by Parent to the terms of this Agreement), and (ii) is reasonably capable of being consummated on the terms proposed and (iii) for which all requisite cash funds are or will be immediately available or will be committed by identified financing sources at the time of signing a definitive transaction agreement.

Section 7.5    Public Announcements. Except with respect to any Company Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 7.6    Notification of Certain Matters. Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent (in such capacity, the “Notifying Party”) of the occurrence, or failure to occur, of any event which occurrence or failure to occur (a) would cause or be reasonably likely to cause an Acquirer Party Material Adverse Effect or a Company Material Adverse Effect, as applicable, or (b) which the Notifying Party believes would cause or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition set forth in, if an Acquirer Party is the Notifying Party, Section 8.1 or Section 8.3, or if the Company is the Notifying Party, Section 8.1 or Section 8.2; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.6 or the failure of any condition set forth in Section 8.2 or Section 8.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 8.2 or Section 8.3 to be satisfied.

Section 7.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    Each of the Surviving Corporation and Parent agrees that all rights, existing as of the date hereof, to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) or in any indemnification, employment or other similar agreements of the Company or any of its Subsidiaries set forth in Schedule 7.7 of the Company Disclosure Letter, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the

Effective Time, serving at the request of the Company of any of its Subsidiaries as a director or officer of another Person (all of the foregoing, collectively, the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (“Losses”), incurred or arising in connection with any claim, action, investigation, suit or proceeding, whether civil, criminal, regulatory, administrative or investigative (including with respect to matters existing or occurring or alleged to have existed or occurred at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person or any act or omission by such Company Indemnified Party while serving in such capacity, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Applicable Law. In the event of any such claim, action, investigation, suit or proceeding, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, investigation, suit or proceeding from the Surviving Corporation within ten (10) Business Days of receipt by the Surviving Corporation from the Company Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (y) the Surviving Corporation shall cooperate in the defense of any such matter. Any Company Indemnified Party wishing to claim indemnification under this Section 7.7, upon learning of any threatened or actual claim, action, suit, demand, proceeding or investigation, shall promptly notify the Company and, if so learning after the Effective Time, the Surviving Corporation thereof in writing; provided, that the failure promptly to so notify in writing shall not affect the obligations of the Surviving Corporation except to the extent, if any, that it is materially prejudiced by such failure or delay.

(b)    In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.7.

(c)    For a period of six years from and after the Effective Time, the Surviving Corporation shall (i) cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or (ii) provide substitute polices for the Company and its current and former directors and officers (and any individual who becomes an officer or director prior to the Effective Time) who are currently (or prior to the Effective Time become) covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the amount of existing coverage and have other terms and from carriers not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ended December 31, 2016 (such 300% amount, the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 7.7 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date, Parent may direct that the Company, in which case the Company shall, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers (and any individual who becomes an officer or director prior to the Effective Time) who are currently (or prior to the Effective Time become) covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company. In the event the Company purchases such tail coverage, the Surviving Corporation shall cease to have any obligations under the first sentence of this Section 7.7(c).

(d)    The provisions of this Section 7.7, (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 7.8    Takeover Laws. The Parties hereto and their respective boards of directors or other governing bodies shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or the transactions contemplated by the Transaction Documents and, (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or the transactions contemplated by the Transaction Documents, use reasonable best efforts to ensure that the Merger and the transactions contemplated by the Transaction Documents may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the transactions contemplated by the Transaction Documents.

Section 7.9    Exemption from Liability Under Section 16(b). Prior to the Effective Time, the Company shall take all such steps as may be necessary or appropriate to cause any disposition or acquisition by the Company’s directors and officers of shares of Company Capital Stock or conversion of any derivative securities in respect of such shares of Company Capital Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the applicable SEC No-Action Letter dated January 12, 1999.

Section 7.10    Litigation. The Company and Parent shall each give the other Party the opportunity to participate at its own expense, to the extent practicable and subject to Applicable Laws relating to the exchange of information and in a manner that does not result in any waiver or loss of attorney-client privilege, in the defense or settlement of any litigation relating to the transactions contemplated by this Agreement, including any stockholder litigation against the Company and/or its directors or any litigation by or against any holder of Company Notes or lender under the Company Credit Agreement, and no such settlement shall be agreed to without Parent’s prior written consent which shall not be unreasonably withheld.

Section 7.11    Financing.

(a)    Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate, on a timely basis, on or prior to the Closing Date, the Financing contemplated by the Commitment Letters on the terms set forth therein (subject to any “flex” provisions applicable to the Debt Financing; provided that such “flex” provisions would not adversely affect the amount or availability of the Debt Financing). Parent shall use its reasonable best efforts to (i) maintain in effect the Commitment Letters and comply with its obligations and conditions thereunder, (ii) negotiate and enter into definitive agreements on a timely basis with respect to the Financing on terms and conditions (subject to any “flex” provisions applicable to the Debt Financing; provided that such “flex” provisions would not adversely affect the amount or availability of the Debt Financing) contained in the Commitment Letters or otherwise no less favorable to Parent with respect to timing, amount or conditions than those contained in the Commitment Letters (the “Financing Agreements”), and (iii) satisfy (or have waived) on a timely basis all conditions and covenants applicable to Parent in the Commitment Letters that are within its control at or prior to the Closing (including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing), and otherwise comply in all material respects with its obligations under the Commitment Letters (including the Financing Agreements). Parent shall keep the Company reasonably informed of material developments in respect of Parent’s efforts to arrange the Financing, including any changes to the respective amounts of the Debt Financing and Equity Financing. Prior to the Closing, without the prior written consent of the Company, Parent shall not agree to, or permit, any amendment, modification or supplement of, or waiver under, the Commitment Letters to the extent such amendment, modification, supplement or waiver would (i) reduce the aggregate amount to be funded under the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fees) unless (x) in the case of a reduction in the Debt Financing, the Equity Financing is increased by a corresponding amount or (y) in the case of a reduction in the Equity Financing, the Debt Financing is increased by a corresponding amount, (ii) amend, modify or supplement the conditions or contingencies to the Financing in a manner that would reasonably be expected to make it less likely the Financing will be funded or imposes new or additional conditions or expands any existing condition to the receipt of the Financing at the Closing or (iii) be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. Parent shall promptly deliver to the Company true and completed copies of any such amendment, supplement, modification or waiver (which, in the case of fee letters, may be redacted to omit numerical amounts and certain economic “flex” terms, none of which would adversely affect the amount or availability of the Debt Financing). Notwithstanding the foregoing, (x) Parent may amend the Commitment Letters to add investors, lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letters as of the date hereof and, in connection therewith, amend the economic and other arrangements with respect to the existing and additional investors, lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the addition of such additional parties and amendment of additional terms do not adversely impact the aggregate amount of the Financing to be funded at the Closing and (y) in the event that Parent is required pursuant to this Section 7.11 to provide any information that is subject to attorney-client or similar privilege, Parent may withhold disclosure of such information so long as Parent gives notice to the Company of the fact that it is withholding such information and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection.

(b)    In the event any portion of the Equity Financing or the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions applicable to the Debt Financing) contemplated in the Investment Agreements or the Debt Commitment Letters, as applicable, and such portion is necessary to fund the transactions contemplated by this Agreement, Parent shall promptly notify the Company and shall, (i) with respect to the Equity Financing, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain as promptly as practicable alternative equity financing from alternative sources for such portion (x) on terms and conditions not materially less favorable to the Company than the Investment Agreements and (y) in an amount equal to the amount of the Equity Financing and (ii) with respect to the Debt Financing, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain as promptly as practicable alternative debt financing from alternative sources for such portion (x) on terms and conditions not materially less favorable to Parent than the Debt Commitment Letters and (y) in an amount equal to the amount of the Debt Financing, such that the amount of alternative financing obtained under (i) and (ii) equals an amount sufficient to consummate the Merger. To the extent that Parent is unable to obtain any amount of alternative equity financing to replace the Equity Financing, Parent shall draw upon any additional amounts available under the Debt Financing to cover the shortfall. If obtained, Parent shall promptly deliver to the Company true and complete copies of a new equity commitment or a new debt financing commitment, as applicable, pursuant to which any such alternative source shall have committed to provide Parent with any portion of the Equity Financing or the Debt Financing, as applicable. References in this Agreement to (i) the “Equity Financing” shall include the equity financing contemplated by the Investment Agreements as amended, modified or replaced and references in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letters as amended, modified or replaced, (ii) the Investment Agreements and the “Debt Commitment Letters” shall include such documents as amended, modified or replaced and (iii) “Equity Financing Sources” and “Debt Financing Sources” shall include the providers of equity or debt financing, as applicable, under such documents as amended, modified or replaced (in the case of each of clauses (i), (ii) and (iii), including replacement with alternative financing and alternative equity or debt financing commitments (as applicable) pursuant to this Section 7.11 from and after such amendment, modification or replacement); provided, that fee letters or side letters which do not contain “flex” or other provisions which affect the terms or conditions of the Debt Financing shall not be required to be provided.

(c)    Parent acknowledges and agrees that the obtaining of the Financing or any alternate Financing pursuant to Section 7.11(b) is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative Financing.

(d)    The Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and its and their Representatives to provide, to Parent such reasonable cooperation that is customary in connection with the arrangement of the Debt Financing, as may be reasonably requested by Parent, including by using its reasonable best efforts to (i) upon reasonable advance notice, cause members of senior management and the Representatives of the Company and its Subsidiaries to be available to participate in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with ratings agencies, in each case in connection with the Debt Financing, (ii) furnish as promptly as reasonably practicable to the Parent and the Debt Financing Sources the Required Information as to the Company and its Subsidiaries and assist the Parent with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing (the “Offering Documents”), in each case to the extent, and solely to the extent, such materials relate to information concerning the Company and its Subsidiaries, (iii) assist Parent in preparing pro forma financial statements if Parent determines such pro forma financial statements are legally required or customary in connection with the Debt Financing (or if reasonably requested by the Debt Financing Sources), it being understood that the Company need only assist in the preparation thereof, but shall not be required to prepare independently any separate pro forma financial statements, (iv) upon Parent’s request, issuing customary representation letters to the Company’s independent registered public accounting firm and using reasonable best efforts to obtain, consistent with customary practice consent to SEC filings and offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, customary reports and customary comfort letters (including “negative assurance” comfort) from the Company’s registered public accounting firm with respect to financial information and consents to the use of such accountants’ audit reports relating to the Company and its Subsidiaries, (v) provide customary authorization letters to the Debt Financing Sources (including with respect to the absence of material non-public information concerning the Company and its Subsidiaries in the public side version of documents delivered to prospective lenders) and, to the extent necessary, consents of accountants for use of their reports in any materials relating to the Debt Financing, (vi) provide all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act to the extent reasonably requested at least five (5) Business Days prior to the anticipated Closing Date, (vii) subject to Section 7.11(j), assist in the preparation of and executing and delivering one or more credit agreements, indentures, purchase agreements, pledge and security documents, mortgages, guarantees and other definitive financing documents or other certificates or documents as may reasonably be requested by Parent, (viii) subject to Section 7.11(j), take all reasonable actions requested by Parent necessary to permit the Debt Financing Sources to evaluate the Company’s assets and cash management policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and to cooperate with other due diligence conducted by the Debt Financing Sources, (ix) subject to Section 7.11(j), take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent or its Debt Financing Sources that are necessary or customary to permit the consummation of the Debt Financing, (x) subject to Section 7.11(j), obtain customary evidence of authority, customary officer’s certificates, good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Company and its Subsidiaries, customary lien searches with respect to the Company and its Subsidiaries and insurance certificates, as is customary and to the extent reasonably requested by Parent or its Debt Financing Sources in connection with the closing of the Debt Financing, (xi) allow the Debt Financing Sources to have access to the existing lending relationships of the Company and its Subsidiaries and (xii) effecting the payoff of the Company Credit Agreement concurrently with the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e)    The Company and its Subsidiaries shall use their reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information (i) is Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information”. In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letters, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information which Parent in consultation with the Company and the Debt Financing Sources reasonably determines to include in a customary offering memorandum for the Debt Financing, then the Company shall promptly file such Current Report on Form 8-K.

(f)    At the reasonable request of Parent, upon reasonable advance notice, the Company shall, and shall cause its Subsidiaries to, promptly take such actions in respect of the Company Notes, including as set forth in Section 7.12, and to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to effect the release (and provide evidence of such release) of all Liens and guarantees provided in respect of the Company Notes upon consummation of the Company Notes Redemption.

(g)    The Company shall (i) negotiate a customary payoff letter with BMO Harris Bank, N.A. with respect to the Company Credit Agreement, in form and substance reasonably satisfactory to Parent, and (ii) deliver or cause to be delivered such payoff letter to Parent on or prior to the Closing.

(h)    All non-public or otherwise confidential information regarding the Company obtained by the Acquirer Parties or their Representatives pursuant to Section 7.11(c) shall be kept confidential in accordance with the Confidentiality Agreement; provided, that notwithstanding the terms of the Confidentiality Agreement, upon reasonable advance notice to the Company, Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders during syndication of the Debt Financing subject to customary confidentiality arrangements with such Persons regarding such information.

(i)    Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.11 and Section 7.12 shall require, and in no event shall the reasonable best efforts of Parent or its Subsidiaries be deemed or construed to require, Parent or any of its Subsidiaries to (i) pay any fees in excess of those contemplated in the Debt Commitment Letters (whether to secure waiver of any conditions contained therein or otherwise), (ii) amend or waive any of the terms or conditions hereof or (iii) consummate the Closing at any time prior to the date determined in accordance with Section 2.2; provided that obtaining the Financing is not a condition to the Closing.

(j)    Notwithstanding anything to the contrary contained in this Agreement, (i) nothing in this Agreement shall require any cooperation by the Company, its Subsidiaries or any of their respective Representatives to the extent that (A) it would require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities that are not reimbursed by Parent as provided in Section 7.11(k) below or give any indemnities prior to the Closing, (B) it would require the Company to take any action that in the good faith judgment of the Company materially and adversely interferes with the ongoing business or operations of the Company and/or any of its Subsidiaries, (C) it would require the Company or any of its Subsidiaries to enter into, execute or approve any agreement or other documentation that would be effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation or certificate that would be effective prior to the Closing (other than the execution of customary authorization and representation letters), (D) it would require the Company or any of its Subsidiaries to provide, and Parent shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (it being understood and agreed that the Company and its Subsidiaries shall assist Parent in Parent’s preparation of the pro forma financial information as and to the extent contemplated by Section 7.11(d)), (2) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to any component of such financing or (4) subsidiary financial statements or other information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X or Item 402 of Regulation S-K, (E) it would require the Company to provide any financial information in a form not customarily prepared by the Company with respect to such period or any financial information with respect to a year, month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request, except of the type and as would customarily be necessary in connection with private placements of debt securities under Rule 144A of the Securities Act, (F) it would require the Company to provide any information the disclosure of which is prohibited by or restricted under applicable Law or Contract or (G) it would require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Debt Financing or any documentation related thereto prior to the occurrence of the Closing, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing.

(k)    Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent such costs are incurred by the Company or any of its Subsidiaries in connection with such cooperation provided by the Company or any of its Subsidiaries or their respective Representatives pursuant to the terms of this Section 7.11 and Section 7.12, or in connection with compliance with its obligations under this Section 7.11 and Section 7.12.

Section 7.12    Company Notes. Prior to the Effective Time, the Company will take all actions necessary, or reasonably requested by Parent, in accordance with the terms of the Indenture, including taking all actions necessary in connection with the satisfaction and discharge of the Company Notes (contingent upon the occurrence of the Closing) on the Closing Date and taking all actions necessary in connection with an optional redemption (contingent upon the occurrence of the Closing) of the Company Notes on the Business Day immediately following the Closing Date, and take any other actions reasonably requested by Parent to facilitate (contingent upon the occurrence of the Closing) the satisfaction and discharge and redemption of the Company Notes pursuant to the applicable provisions of the Indenture, and Parent will provide (or cause to be provided) on the Closing Date funds in an amount equal to the amount necessary for the Company to redeem the Company Notes; provided, however, that nothing in this Section 7.12 shall obligate the Company to fund or set aside funds for the redemption, discharge or other satisfaction of the Company Notes or to take any action that is not at the expense of Parent. Following the Effective Time, solely to the extent applicable, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) comply with the terms and conditions of the Indenture, including the delivery of any required certificates, legal opinions and other documents required by the Indenture to be delivered in connection with such redemption of the Company Notes and satisfaction and discharge of the Indenture.

Section 7.13    Risk Controls. Following the expiration of the waiting period and any extension thereof applicable to the transactions contemplated by this Agreement under the HSR Act, the Company and its Representatives shall assist and cooperate with Parent in integration planning, including with respect to implementing risk controls across the businesses of the Company and Parent to be combined following the Merger.

Section 7.14    Post-Closing Reorganization. The Company agrees that, upon the reasonable request of Parent, the Company shall use reasonable best efforts to assist Parent with Parent’s preparations for the reorganization of Parent’s and the Surviving Corporation’s corporate structure, capital structure, business, operations or assets or any other corporate transaction in connection with a reorganization contemplated by the Parent to occur following the Closing as set forth in Annex A hereto; provided, however, that nothing in this Section 7.14 shall obligate the Company or its Subsidiaries to take any action that is not (i) conditioned on the consummation of the Merger and (ii) at the expense of Parent.

Section 7.15    Employee Matters.

(a)    Parent shall or shall cause the Surviving Corporation to provide employees of the Company and its Subsidiaries (“Company Employees”) whose employment terminates during the one year period following the Effective Time with severance benefits at the levels and pursuant to the terms of the severance plan or policy set forth or described on

Schedule 7.15 of the Company Disclosure Letter and during such one-year period following the Effective Time, severance benefits offered to Company Employees shall be determined without taking into account any reduction after the Effective Time in compensation paid to Company Employees. For one (1) year following the Effective Time, Parent shall or shall cause the Surviving Corporation to provide Company Employees who continue to remain employed with the Surviving Corporation with (i) (x) base salary or base wage and (y) target annual cash bonus opportunities that are generally made available to similarly situated employees of Parent or (ii) (x) base salary or base wage and (y) target annual cash bonus opportunities that are substantially comparable to those provided by the Company immediately prior to the Effective Time and (iii) employee benefits in the aggregate that are either (x) generally made available to similarly situated employees of Parent or (y) substantially comparable to those provided by the Company immediately prior to the Effective Time.

(b)    Parent shall (1) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent to be waived with respect to the Company Employees and their eligible dependents, (2) give each Company Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (3) give each Company Employee service credit for such Company Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits

(c)    Prior to the Closing Date, the Company shall take irrevocable action effective of and contingent upon the Closing to effect the termination of the Knight Vanguard Voluntary Deferred Compensation Plan, the GETCO Holding Company, LLC Amended and Restated 2006 Incentive Unit Plan and the Deferred Cash Plan (2016) and Parent shall, or shall cause the Surviving Corporation to distribute all account balances to the applicable participants in such Company Plans as soon as practicable following the Closing Date, and in any event within three (3) Business Days, through the Surviving Corporation’s payroll. Parent and Merger Sub shall ensure that the Surviving Corporation has an amount in cash sufficient to pay all amounts required by this Section 7.15(c).

(d)    Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Company Plan or the establishment of any Plan, (2) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan in accordance with their terms, (3) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Company Employee, or (4) create any third-party beneficiary rights in any Company Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Company Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent and the Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by Applicable Law, waiver by Parent and the Company of each of the following:

(a)    Company Stockholder Approval. The Company shall have duly obtained the Company Stockholder Approval.

(b)    Required Governmental Approvals. All of the Required Governmental Approvals shall have been obtained and shall remain in full force and effect. The waiting period and any extension thereof applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired, and any material foreign antitrust approvals or consents shall have been obtained.

(c)    No Injunctions or Restraints; Illegality. No order, injunction, ruling, decree or judgment issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) restraining, enjoining or otherwise preventing the consummation of the Merger shall be in effect. No Law shall have been enacted, entered, promulgated (and not modified or withdrawn) or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Merger.

(d)    14C Information Statement. Twenty (20) calendar days shall have elapsed since Parent mailed to Parent’s stockholders the 14C Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act.

Section 8.2    Conditions to the Company’s Obligation to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the fulfillment or, to the extent permitted by Applicable Law, waiver by the Company of each of the following:

(a)    Representations and Warranties. The representations and warranties of the Acquirer Parties set forth in this Agreement shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, constitute an Acquirer Material Adverse Effect, in each case made as if none of such representations or warranties contained any qualification or limitation as to materiality or Acquirer Material Adverse Effect, and in each case as of the date of the Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date).

(b)    Covenants and Agreements. The covenants and agreements of each of Parent and Merger Sub to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c)    Officer’s Certificate. The Company shall have received a certificate from Parent, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b), have been satisfied.

Section 8.3    Conditions to the Acquirer Parties’ Obligation to Effect the Merger. The obligation of Merger Sub to consummate the Merger is subject to the fulfillment or, to the extent permitted by Applicable Law, waiver by Parent of each of the following:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement that are qualified by Company Material Adverse Effect shall be true and correct, (ii) each of the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, constitute a Company Material Adverse Effect and (iii) notwithstanding anything to the contrary set forth in (i) and (ii) of this Section 8.3(a), (w) the representations and warranties of the Company set forth in Section 4.1 (Corporate Existence and Power) but with respect to the Company only, the first sentence of Section 4.2 (Authorization; No Contravention), and Section 4.4 (Binding Effect) shall be true and correct in all material respects, (x) the representations and warranties of the Company set forth in Section 4.7 (Capitalization) shall be true and correct in all respects (except for any insignificant inaccuracy), (y) the representations and warranties of the Company set forth in clause (i) of Section 4.10 (No Material Adverse Change) shall be true and correct in all respects and (z) the representations and warranties set forth in Section 4.23 (Broker’s, Finder’s or Similar Fees) and Section 4.25 (Required Stockholder Vote) shall be true and correct in all respects, in each case of clauses (w), (x) and (z) made as if none of such representations or warranties contained any qualification or limitation as to materiality or Company Material Adverse Effect, and in each case of clauses (i), (ii) and (iii), as of the date of the Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date).

(b)    Covenants and Agreements. The covenants and agreements of the Company to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    Officer’s Certificate. Parent shall have received a certificate from the Company, dated as of the Closing Date and signed on behalf of the Company by an executive officer of the Company, stating that the conditions specified in Section 8.3(a) through Section 8.3(c) have been satisfied.

Section 8.4    Frustration of Closing Conditions. Neither the Company, on the one hand, nor the Acquirer Parties, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such Party’s breach of any provision of this Agreement, failure to perform any of its obligations under this Agreement or failure to consummate the Merger, as required by and subject to the terms of this Agreement, including Section 7.2, has been the primary cause of or resulted in the failure of such condition to be satisfied.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after receipt of the Company Stockholder Approval as follows:

(a)    by mutual written consent of Parent and the Company;

(b)    by either Parent or the Company, if:

(i)    the Closing shall not have occurred on or before January 31, 2018 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party to this Agreement whose breach of any representation, warranty, covenant or agreement contained in this Agreement has been the primary cause of or resulted in the failure of the transactions contemplated by this Agreement to occur on or before such date;

(ii)    if any Injunction permanently restrains, enjoins or prohibits or makes illegal the consummation of the Merger, and such Injunction becomes effective (and final and nonappealable) or any Law becomes enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Merger; provided, that the terminating party shall have complied in all material respects with its obligations under this Agreement, including Section 7.2;

(iii)    if the Company Stockholder Approval is not obtained at the Company Stockholder Meeting duly convened (unless such Company Stockholders Meeting has been postponed or adjourned pursuant to and subject to the limitations set forth in Section 7.1(d), in which case at the final postponement or adjournment thereof);

(c)    by the Company, (i) if there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (y) by its nature is not curable or has not been cured within the earlier of (A) thirty (30) days of written notice to Parent or Merger Sub, as applicable, of such breach and (B) the Outside Date and (ii) the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b).

(d)    by Parent, (i) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach (x) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (y) by its nature is not curable or has not been cured within the earlier of (A) thirty (30) days of written notice to the Company of such breach and (B) the Outside Date and (ii) Parent is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e)    prior to obtaining the Company Stockholder Approval, by Parent, if the Company Board shall have failed to recommend to its stockholders that they give the Company Stockholder Approval in accordance with Section 7.1 or shall have effected a Company Adverse Recommendation Change; or

(f)    prior to obtaining the Company Stockholder Approval, by Parent, if the Company shall have materially breached the terms of Section 7.4 in any respect adverse to Parent or the Company shall have materially breached its obligations under Section 7.1(d) by failing to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with Section 7.1(d).

Section 9.2    Notice of Termination. In the event of termination of this Agreement by either or both of Parent and the Company pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

Section 9.3    Effect of Termination.

(a)    In the event of termination of this Agreement by either or both of Parent and the Company pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability or obligation arising under this Agreement on the part of the Acquirer Parties, the Company or any of their respective direct or indirect, former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, agents, other Representatives or assignees, in each case except as set forth in Section 9.3(b), and the transactions contemplated by this Agreement shall be abandoned without further action by the parties to this Agreement, other than Section 7.3(b) (Confidentiality), this Section 9.3 and Article X, which provisions shall survive the termination of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither the Acquirer Parties nor the Company shall be relieved or released from any liabilities or damages arising out of its fraud or material and Willful Breach of any provision of this Agreement.

(b)    The Company shall pay to Parent (x) in the cases of clauses (i) or (ii) below, an amount equal to $45,000,000 (the “Company Termination Fee”), and (y) in the case of clause (iii) below, an amount equal to that required to reimburse Parent and its Affiliates for all of their documented out-of-pocket Expenses in an amount not to exceed $15,000,000 (the “Acquirer Expenses”), if:

(i)    Parent terminates this Agreement pursuant to Section 9.1(e) or Section 9.1(f);

(ii)    (A) prior to the Company Stockholders Meeting, a Company Takeover Proposal shall have been publicly made to the Company or otherwise communicated in writing to the Company’s senior management or the Company Board and not expressly withdrawn, (B) this Agreement is terminated pursuant to (I) Section 9.1(b)(iii), (II) Section 9.1(d) or (III) Section 9.1(b)(i), provided that in the case of (II) or (III), the Company Stockholder Approval shall not have been obtained prior to such termination, and (C) within 12 months of such termination, the Company enters into a definitive Contract to consummate a Company Takeover Proposal or a Company Takeover Proposal is consummated; provided, however, that for purposes of this Section 9.3(b)(ii) only, each reference to “20%” in the definition of Company Takeover Proposal shall be deemed to be a reference to “50%”, and provided further that in the case of (B)(I), in the event that the Company reimburses Parent and its Affiliates for any Acquirer Expenses pursuant to Section 9.3(b)(y), the Company shall pay to Parent only an amount equal to the difference between the Company Termination Fee and any Acquirer Expenses paid by the Company; or

(iii)    this Agreement is terminated pursuant to Section 9.1(b)(iii), except to the extent Parent would have been permitted to terminate this Agreement pursuant to a provision that would give rise to a Company Termination Fee in accordance with Section 9.3(b)(i) or Section 9.3(b)(ii), in which case this Agreement shall be deemed terminated pursuant to such provision.

Any Company Termination Fee or other amounts due under this Section 9.3(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (ii) above, on the date of the first to occur of the events referred to in clause (ii)(C) above. In no event shall the Company be obligated to pay more than one Company Termination Fee.

The Company acknowledges and agrees that the agreements contained in this Section 9.3(b) are an integral part of the transactions contemplated by this Agreement, that, without these agreements, Parent would not enter into this Agreement, and that, any amount payable pursuant to this Section 9.3(b) does not constitute a penalty. Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 9.3(b), and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other proceeding. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee becomes payable and is paid by the Company and accepted by Parent pursuant to this Section 9.3(b), the Company Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1    Nonsurvival of Representations and Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit Section 9.3 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 10.2    Amendment and Waiver.

(a)    This Agreement may not be modified or amended and no waiver, consent or approval by or on behalf of the Company, Parent or Merger Sub may be granted except by an instrument or instruments in writing signed by, in the case of any modification or amendment, each Party to this Agreement or, in the case of any waiver, consent or approval, such Party (provided, however, Section 9.3, this Section 10.2, Section 10.4(b), Section 10.6(b), Section 10.7(a), Section 10.7(b), Section 10.7(c), Section 10.7(d) and Section 10.11 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of such Financing Sources), except that following satisfaction of the condition set forth in Section 8.1(a), there shall be no amendment or change to the provisions hereof which by Applicable Law or in accordance with the rules of the NYSE or this Agreement requires further approval by such stockholders without such further approval, nor shall there be any amendment or change not permitted under Applicable Law. No failure or delay on the part of Parent, Merger Sub or the Company in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(b)    Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by Parent, Merger Sub or the Company from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by, in the case of any modification or amendment, each Party to this Agreement or, in the case of any waiver, consent or approval, such Party and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on Parent, Merger Sub or the Company in any case shall entitle Parent, Merger Sub or the Company, respectively, to any other or further notice or demand in similar or other circumstances.

(c)    Waiver by any Party of any default by any other Party of any provision hereof or of any Transaction Documents shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of such other Party.

Section 10.3    Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service or three days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a telegram or facsimile and shall be directed to the address set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

if to Parent or Merger Sub:

c/o Virtu Financial, Inc. 900 Third Avenue, 29th Floor
New York, New York 10022-0100
Attention:	Douglas A. Cifu

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas
New York, New York 10019-6064
Attention:	Ellen N. Ching
Bruce A. Gutenplan
Jeffrey D. Marell
Fax No.:	(212) 757-3990
E-mail:	eching@paulweiss.com
bgutenplan@paulweiss.com
jmarell@paulweiss.com

if to the Company:

KCG Holdings, Inc.
300 Vesey Street, 11th Floor
New York, New York 10282-1163
Attention:	John McCarthy
E-mail:	jmccarthy@kcg.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498
Attention:	H. Rodgin Cohen
John P. Mead
Jared M. Fishman
Fax No.:	(212) 291-9028
E-mail:	cohenhr@sullcrom.com
meadj@sullcrom.com
fishmanj@sullcrom.com

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered, if delivered by courier or overnight delivery service; three (3) Business Days after being deposited in the mail for delivery by certified and registered mail, return receipt requested, if mailed; and when received, if sent by telephone or facsimile. Any Party may by notice given in accordance with this Section 10.3 designate another address or Person for receipt of notices hereunder.

Section 10.4    Successors and Assigns; Third-Party Beneficiaries.

(a)    This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns, but neither this Agreement nor any rights, interests and obligations hereunder shall be assigned by any Party, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other Parties and any attempt to make any such assignment without such consent shall be null and void.

(b)    Except (i) as provided in Section 7.7, (ii) for the provisions of Article III (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Stock, Company Warrants and Company Equity Awards as of the Effective Time) and (iii) for Section 7.11(k) which shall be for the benefit of the Company, its Subsidiaries and their respective Representatives, the Acquirer Parties and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except that (x) the Financing Sources are made third party beneficiaries of Section 9.3, Section 10.2(a), this Section 10.4(b), Section 10.6(b), Section 10.7(a), Section 10.7(b), Section 10.7(c) and Section 10.11, (y) the Debt Financing Sources are also made third party beneficiaries of Section 10.7(d) and (z) the Non-Recourse Parties are made third party beneficiaries to Section 10.4(b), Section 10.7 and Section 10.11.

Section 10.5    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or portable document format (PDF) signatures shall be treated as original signatures for all purposes hereunder.

Section 10.6    Specific Performance.

(a)    The Parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Section 9.1 (subject to Section 10.6(b) with respect to Claims by the Company and its Affiliates directly against any Financing Source), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 10.7 below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b)    Notwithstanding anything to the contrary contained herein, to the extent permitted by Law, (i) neither the Company nor any of its Affiliates (other than the Acquirer Parties) shall commence or prosecute any Claim, at law or in equity, against any Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Financing under any commitment letter related thereto; provided, further that, the Acquirer Parties and their respective Affiliates shall have the right to enforce all of its respective rights under the Commitment Letters against the Financing Sources and (ii) no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. This Section 10.6(b) shall not restrict actions by the Company against any Acquirer Parties to specifically enforce the obligations of the Acquirer Parties in this Agreement, including Section 7.11.

Section 10.7    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement and all disputes or controversies arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to the conflicts-of-law principles of such State. Notwithstanding anything herein to the contrary, each of the parties hereto (on behalf of itself and its Affiliates) agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) to which a Financing Source is a party and that is in any way related to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing, shall be governed by, and construed in accordance with, the laws of the State of New York.

(b)    Each of the Parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court and the Federal court of the United States of America sitting in the State of Delaware) for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, whether in law or in equity, whether in contract or in tort or otherwise (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its subsidiaries except in such courts). Each of the Parties further agrees that, to the fullest extent permitted by Applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, whether in law or in equity, whether in contract or in tort or otherwise, in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each of the Parties hereto hereby agrees (on behalf of itself and its Affiliates) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement, any Commitment Letter, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and the appellate courts thereof), and that the provisions of Section 10.7(c) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF OR IN ANY WAY RELATING TO ANY COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR ANY FINANCING CONTEMPLATED THEREBY.

(d)    Each Party to this Agreement acknowledges and irrevocably agrees that, in the case of any suit, action, claim, complaint, formal investigation or other proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Debt Financing Sources or any Affiliate thereof arising out of or relating to this Agreement or the Debt Commitment Letters or the performance thereunder (each, an “Action”), (i) such Action shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York, and any appellate court from any thereof, (ii) to the fullest extent permitted by Applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth above shall be effective service of process for any such Action in New York with respect to any matters to which it has submitted to jurisdiction as set forth in this Section 10.7(d), (iii) each Party to this Agreement irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any such Action arising out of, or relating to, this Agreement, the Debt Commitment Letters or the performance thereunder, in any such court or that any such

Action brought in any such court has been brought in an inconvenient forum, (iv) each Party to this Agreement will not bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (v) each Party to this Agreement waives irrevocably and unconditionally, to the fullest extent permitted by Applicable Law, any right to trial by jury in respect of any such Action, (vi) any such Action shall be governed by, and construed in accordance with, the Laws of the State of New York (it being understood and agreed that, notwithstanding the selection of such exclusive jurisdiction, the interpretation of “Company Material Adverse Effect” and “Acquirer Material Adverse Effect” and whether such shall have occurred shall be determined in accordance with the internal Laws of the State of Delaware, without regard to the conflicts-of-law principles of such State, (vii) the Debt Financing Sources and their respective Affiliates are beneficiaries of and may enforce any liability cap or limitation on damages or remedies in this Agreement (including, without limitation, Section 10.6(b)) and (viii) that the Debt Financing Sources and their respective Affiliates are express third-party beneficiaries of Section 10.6(b) and this Section 10.7(d).

Section 10.8    Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 10.9    Entire Agreement. This Agreement, together with the exhibits and schedules hereto and the Transaction Documents are intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, and the Transaction Documents supersede all prior agreements and understandings between the Parties with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 10.10    Expenses. Except as expressly provided otherwise in this Agreement, including in Section 7.2 or Section 7.11(c) hereof, all costs and expenses incurred by any Party to this Agreement or on its behalf in connection with this Agreement and the Merger (“Expenses”) shall be paid by the Party incurring such expense whether or not the Merger is consummated, except that Expenses incurred in connection with printing and mailing of the Proxy Statement and in connection with notices or other filings with any Governmental Authorities under any Laws shall be shared equally by Parent and the Company.

Section 10.11    Non-Recourse. This Agreement may only be enforced against, and all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement) may be made only against (and are those solely of), the entities that are expressly identified as Parties to this Agreement in the Preamble to this Agreement. No other Person, including any former, current or future direct or indirect equity holder, controlling person, director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender (including any Debt Financing Sources) or other financing source (including any Equity Financing Sources) to, any Party to this Agreement or any direct or indirect equity holder, controlling person, director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender (including any Debt Financing Sources) or other financing source (including any Equity Financing Sources to any of the foregoing (each, a “Non-Recourse Party”) shall have any liabilities or obligations (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach. In no event shall any Party hereto or any of their respective Affiliates, and each Party hereto agrees not to and to cause their Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. In no event shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, seek to enforce the any Commitment Letter against, make any claims for breach of the any Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, any Financing Source, or any Affiliate thereof; provided, that, the Acquirer Parties and their respective Affiliates shall have the right to enforce all of its respective rights under the Commitment Letters against the Financing Sources. This Section 10.11 shall not restrict actions by the Company against the Acquirer Parties to specifically enforce the obligations of the Acquirer Parties in this Agreement, including Section 7.11.

Section 10.12     Representations and Warranties. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with the terms of this Agreement without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

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IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Agreement and Plan of Merger on the date first written above.

VIRTU FINANCIAL, INC.

By:	/s/ Douglas A. Cifu
	Name:	Douglas A. Cifu
	Title:	Chief Executive Officer

ORCHESTRA MERGER SUB, INC.

By:	/s/ Douglas A. Cifu
	Name:	Douglas A. Cifu
	Title:	President

KCG HOLDINGS, INC.

By:	/s/ Daniel Coleman
	Name:	Daniel Coleman
	Title:	Chief Executive Officer

Annex A

Parent anticipates undertaking the following reorganization immediately following the Closing on the Closing Date:

1. Each wholly-owned subsidiary of the Company that is a Delaware corporation shall be converted to a Delaware limited liability company and shall be treated as a disregarded entity for U.S. federal, and state and local to the extent applicable, income tax purposes; and

2. The Company shall be converted to a Delaware limited company and shall be treated as a disregarded entity for U.S. federal, and state and local to the extent applicable, income tax purposes.